SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD, ON SECOND CALL NOTICE, ON JUNE 9, 2011

1.                 Date, Time And Place: Held on June 9, 2011 at 10 a.m. at the head offices of the Company, at Avenida das Nações Unidas, 8.501, 19th floor, City of São Paulo, State of São Paulo.

2.                 Call Notice: Call notice was published in the “State of São Paulo Official Gazette”, in the editions of May 7, 10 and 11, 2011, in pages 19, 22 and 21 of the “Caderno Empresarial” Supplement, respectively, and in the newspaper “O Estado de São Paulo”, in the editions of May 7, 10 and 11, in pages B15, B13 and B7, respectively, in the city of São Paulo.

3.                 Presence: Shareholders representing approximately 65.52% of the Company’s capital, as indicated by the signatures in the “Shareholder Attendance Book”.

4.                 Presiding Board: Mr. Sandro Rogério da Silva Gamba acted as President and Mrs. Renata de Carvalho Fidale acted as Secretary.

5.                 Agenda: (i) alter Article 5 of the Company’s Bylaws in order to reflect the capital increases approved by the Board of Officers within the limit of the authorized capital, until the date of the General Meeting; and (ii) provide general reform and restate the Company’s Bylaws, with emphasis on the following changes and amendments: (a) inclusion of general provisions of corporate governance that shall orientate the management; (b) alterations in the election process of Board of Director’s members; (c) formalization of advisory committees; (d) inclusion of limitation to the right to vote; (e) inclusion of rules providing tender offer in cases of shareholder acquiring 30% of the Company’s shares; (f) update the Executive Board’s powers; besides (g) make necessary adjustments and improvements.

6.                 Resolutions: By the shareholders present, with the abstention of those legally impeded and with the diverging abstentions and votes casts in each case, the following decisions were taken:

6.1.       To record that the Minutes related to this Extraordinary General Shareholders’ Meeting will be drawn-up in summary form and published without the signatures of the shareholders, as permitted by §§ 1 and 2 of Article 130 of Law Nº. 6,404/76;

6.2.       Approve, by a majority vote and with no reservations, the amendment to Article 5 of Company’s Bylaws, in order to reflect capital increases approved by the Board of Directors, within the limit of the authorized capital of the Company, up to the date of this Meeting, which shall have the following wording, without any alteration to its paragraphs:

“Article 5. The capital of the Company is R$2,730,788,422.18, which is fully paid-in and divided into 432,137,739 common shares, all registered, book-entry and without par value.”

6.3.       Approve by majority of votes and with no reservations, the inclusion of provision in the Bylaws establishing general guidelines of corporate governance that shall orientate the Company’s management, and such provision, after the general amendments to the Bylaws, will be Article 16, which shall have the following wording:

“Article 16. In performing its attributions and as a parameter of the performance of their duties and legal responsibilities, the Company’s management bodies must rest, strictly on the observation of the following principles and guidelines, without prejudice of others that may be suggested by the Nominating and Corporate Governance Committee and approved by the Board of Directors:

(a)   the Company’s management shall be performed in a professional way, aligned with the shareholder’s interests, but without association to any particular interests of any shareholder or Shareholder Group individually considered;

(b)   the powers conferred, through these Bylaws, to the management bodies, especially those related to the rules for appointing the candidates for the Board of Directors and to the appraisal of the terms of a public tender offer, will be exercised strictly according with the Company’s and its shareholders’ best interests, and with the principles set forth herein;

(c)    the existence of the powers mentioned in the item (b) above is based on the shareholders’ interests as a whole, and its only function is to attend and maximize such interests, in case such becomes necessary in view of the Company’s continuity and generation of long-term value;

(d)   the powers set forth in item (b) above cannot be used, under any circumstances, for the private benefit of any shareholder, Shareholder Group, director, officer or group of directors and/or officers;

(e)    the powers mentioned above, as well as its objectives, cannot be understood and have no function whatsoever of serving as an obstacle to the development of Control by any shareholder or Shareholder Group, and as such, the Board of Directors shall exercise its competence set forth in Article 64 in such a way as to allow that the eventual development of Control enables the creation of higher value to the Company’s shareholders, within the time horizon it believes to better serve the shareholders interests considered as a whole;

(f)     the Company’s management shall be performed transparently, with extensive internal and external provision of the information required by law, regulations or by these Bylaws;

(g)   the strict enforcement of the law and the accounting standards, and the most rigid ethics standards shall be observed by all members of the Company’s management in performing their functions, and they shall responsible for ensuring that the other employees and collaborators of the Company and its controlled companies also observe the same standards;

(h)   the compensation of the members of the Company’s management and its senior employees must support, above all, delivery of results and long-term value creation, as well as the retention of talents, and it must be structured in a way as to prevent any kind of privilege, distortion with respect to market standards      or mechanism that may hamper or impair the achievement of the corporate interest;

(i)     the management shall be responsible for the development of internal politics and practices to attract and retain the best talents and to cause the Company to count with highly qualified human resources, also encouraging the achievements of goals and promoting meritocracy;

(j)     no member of the management may have access to information, participate in meetings of any other management body, exercise voting rights or in any way intervene in matters that are, directly or indirectly, in situations of conflicting interests with the interests of the Company or when it may be particularly benefited in any way.”

6.4.       Reject, by majority of votes and with no reservations, the management’s proposal to alter the election process of the Board of Directors, therefore remaining unaltered the respective provisions of the Bylaws, with the wording provided for in Exhibit I of this minute.

6.5.       Approve, by majority of votes and with no reservations, the inclusion of provisions in the Bylaws to formalize the operation of the advisory committees, which include an Audit Committee, a Compensation Committee and a Corporate Governance Committee, and such provisions, after the general amendments to the Bylaws, will be regulated by Section IV.IV of the Bylaws, composed by Articles 37 to 44, which shall have the following wording:

“SECTION IV.IV. - ADVISORY COMMITTEES

Article 37. The  Board of Directors shall have, as  advisory bodies, an  Audit  Committee, a  Compensation Committee and  a  Nominating  and  Corporate Governance Committee, which shall, within  their  competence, provide  subsidies  to the decisions  of the Board of Directors and,  if  the latter so determine, assist  the  Executive Board in  implementing  internal policies approved by the Board  of  Directors.

Sole Paragraph. The Board of Directors may determine the creation of other advisory committees, defining its composition and specific powers.

Article 38. The Advisory Committees shall meet regularly, deciding by a simple majority of its members.

§1. The meetings of the Advisory Committees may be held jointly amongst committees, or with the Board of Directors, should it be deemed necessary given the nature of matter.

§2. Each Advisory Committee will have, among its members, a chairman who will manage the tasks of the Committee, organizing the agenda of its meetings, overseeing the drafting of the correspondent minutes, informing the Board of Directors about the Committee's work and acting along with the Executive Board in the necessary assistance to the implementation of internal policies within the scope of its duties.

§3. Resolutions and statements of each Advisory Committee shall be drawn up in books to be open and kept by the Company at its headquarters.

§4. In performing their duties, the Advisory Committees shall have full access to the information they need and shall have the appropriate administrative structure and resources to hire independent advise, at its discretion and under conditions, including those of remuneration, that may be hired directly by the members of the Advisory Committees.

§5. Whenever necessary, the members of the Executive Board or of the Board of Directors can be invited to participate in the meetings of the Advisory Committees.

Audit Committee

Article 39. The Audit Committee is composed of at least 3 (three) members, all of whom shall be Independent Members.

§1. In any case, members of the Audit Committee shall meet the requirements set forth in §2 of Article 18 hereof, as well as the other requirements of independence and experience in matters relating to accounting, auditing, finance, taxation and internal controls required by the Securities and Exchange Commission (SEC) and the NYSE, and at least one of the members shall have vast experience in accounting and financial management.

§2. The members of the Audit Committee shall be appointed by the Nominating and Corporate Governance Committee and elected by the Board of Directors for a term of two years, with reelection being allowed.

Article 40. It is incumbent on the Audit Committee, amongst other functions that may be assigned to it by Board of Directors or that are required by SEC and NYSE rules, always reporting to the Board of Directors in the exercise of its functions, to:

(a)   recommend the independent auditors to the preparation or publication of audit opinion or other services related to audit, review and certification, approving their remuneration and scope of contracted services;

(b)   supervise the work of independent auditors;

(c)    review and approve the scope(s) of the annual(s) audit plan(s) of independent auditors;

(d)   evaluate the qualifications, performance and independence of auditors;

(e)    establish guidelines for the hiring, by the Company, of employees or former employees of a company that has provided audit services to the Company;

(f)     at least once a year, evaluate performance, responsibilities, budget and staffing of the internal audit function of the Company, as well as reviewing the internal audit plan (including reviewing the responsibilities, budget and staff of internal audit function of the Company together with its independent auditors);

(g)   review and discuss with Company management and independent auditors, in separate or joint meetings, the annual audited financial statements;

(h)   review, together with management, the Company’s general policies on disclosure of results as well as on guidance on the financial information and earnings provided to analysts and credit risk rating agencies, including, in each case, the type of information to be disclosed and the type of presentation to be made, with special attention to usage of financial information not provided for in generally accepted accounting principles;

(i)     review, periodically, together with the Company's management and independent auditors, in separate or joint meetings: (i) any reviews or other written communications prepared by management and/or by independent auditors, containing relevant questions on the disclosure of financial information or understandings adopted in the preparation of financial statements; (ii) the critical accounting policies and practices of the Company; (iii) transactions with related parties, as well as the operations and structures not reflected in financial statements; (iv) any relevant issues regarding accounting principles and presentation of financial statements, including any significant changes in the choice or application of accounting principles by the Company, and (v) the effect of initiatives or acts, applicable to the Company, by authorities of an administrative nature or in charge of accounting rules;

(j)     review, together with the Chief Executive Officer and the Chief Financial Officer, the Company’s procedures and controls of disclosure, as well as internal controls related to the financial reports, including the statement of any significant deficiencies and relevant flaws in the design or operation of internal controls related to the financial reports, which are reasonably likely to affect the Company's ability to record, process, summarize and report financial information, as well as any fraud involving members of management or other employees who have significant role in the internal control related to the financial reports;

(k)    consider and discuss with the independent auditors any audit problems or difficulties, as well as management's response to those, such as: (i) restrictions to the scope of independent auditors activities, or to the access to required information; (ii) accounting adjustments that were not subject to reservation notice or proposal by the auditor, but that have been analyzed for its relevance or other reason; (iii) communications between the audit team and the auditing firm’s national office in respect to auditing or accounting issues raised by contracting, and (iv) any opinion to the management or letter on internal controls issued by the auditor, or intended to be issued by the auditor;

(l)     settle any disagreements between management and any independent auditors, in relation to the Company's financial reports;

(m)   review the Company’s policies and practices for purpose of risk assessment and risk management, including through discussion with management of the major financial risks to which the Company is exposed, and the measures implemented to monitor and control such exposures;

(n)   assist the Board in carrying out oversight functions of the Executive Board;

(o)   review the Company's Code of Ethics and Conduct, as well as the procedures adopted for monitoring the conformity with it, including procedures for receiving, preserving and treating complaints received by the Company regarding accounting matters, auditing or internal accounting controls as well as procedures for submission, by employees of the Company, on an anonymous and confidential basis, of issues of concern regarding questionable accounting or auditing matters;

(p)   review annually the conformity with applicable law and Code of Ethics and Conduct, including through a review of any reports prepared by lawyers representing the Company, addressing the relevant law violation or breach of fiduciary duty;

(q)   analyze possible conflicts of interest involving members of the Board of Directors, as well as provide opinion on whether any such Directors should vote in any matter that may give rise to conflict of interests or not, and

(r)    analyze any complaints regarding accounting, auditing and internal accounting controls matters received in accordance with the procedures above.

Compensation Committee

Article 41. The Compensation Committee is composed of at least 3 (three) members, all of whom shall be Independent Members.

§1. At least one of the members shall have previous experience with management of human resources, and with the development of functions related to the establishment of compensation policies, corporate goals and with personnel recruitment and retention.

§2. The Compensation Committee members shall be appointed by the Nominating and Corporate Governance Committee and elected by the Board of Directors for a term of two years, with reelection being allowed.

Article 42. It is incumbent upon the Compensation Committee, amongst other functions that may be assigned to it by Board of Directors, to:

a)      propose to the Board of Directors, and annually review, the parameters and guidelines and the consequent policy of compensation and other benefits to be granted to the Company's officers, members of the Advisory Committees and other advisory bodies of the Board of Directors, as well as to senior employees of the Company and its controlled companies.

b)      annually propose to the Board of Directors the compensation of the Company's officers, to be submitted to the General Meeting;

c)      propose to the Board of Directors the orientation of votes to be cast as provided in Article 22, item (i);

d)      recommend, to the approval of the Board of Directors, the allocation of the overall compensation amount determined by the General Meeting, the monthly fees of each member of management, the Advisory Committees and other advisory bodies;

e)      review and recommend, to the approval of the Board of Directors, in regard to each officer of the Company, its: (i) annual salary level; (ii) annual compensation incentive and long term compensation incentive; (iii) conditions  applicable for its hiring, resignation and change of position; and (iv) any other type of compensation, indemnification and benefits;

f)        recommend, to the approval of the Board of Directors, the prior approval of implementation, change in conditions or granting made in accordance with the long-term compensation incentive plan of the officers and employees, including the granting of stock options to officers and employees or persons providing services to the Company and to companies controlled by the Company;

g)       recommend, to the approval of the Board of Directors, the allocation, to the Company's officers, of their profit-sharing compensation, as based in the earnings stated in the  balance sheets drafted by the Company, including interim balance sheets, respecting the limitations and provisions provided by law and in these By-laws; and

h)      review, and submit to the Board of Directors, the goals and aims related to the officers and senior employees compensation plan, monitoring its implementation and performing the evaluation of performance of such officers and senior employees in the face of such goals and aims.

Nominating and Corporate Governance Committee

Article 43. The Nominating and Corporate Governance Committee is composed of at least 3 (three) members, all of whom shall be Independent Members.

Sole Paragraph. The Nominating and Corporate Governance Committee members shall be elected by the Board of Directors for a term of two years, with reelection being allowed.

Article 44. It is incumbent upon the Nominating and Corporate Governance Committee, amongst other functions that may be assigned to it by Board of Directors, to:

a)      identify suitable persons to become members of the Board of Directors and of the Executive Board, and recommend such candidates to the Board of Directors, subject to the laws, regulations and these By-laws, regarding the requirements and impediments to elect directors and officers;

b)      identify suitable people for other senior executive offices of the Company and companies controlled by the Company, indicating them to the Board of Directors;

c)      recommend the nomination of members to the other Advisory Committees and any other committee established by the Board of Directors;

d)      develop, together with the Chief Executive Officer, succession plans to ensure that positions in the management are always occupied by trained and suitable people, familiar with the activities of the Company and of its controlled companies, and people able to implement their business plans, long-term goals and ensure continuity of the Company;

e)      develop, review, and recommend to the Board of Directors, the wording of the Manual for Disclosure and Use of Information and of the Policy on Trading of Securities Issued by the Company, as well as other internal policies on corporate governance that come to be necessary;

f)        periodically review the responsibilities of all Advisory Committees and other committees established by the Board of Directors, and recommend any proposal for changes thereto to the Board of Directors,

g)      continuously monitor and ensure compliance with the Company’s guidelines and principles of corporate governance, proposing improvements and changes;

h)      prepare an annual report on the performance of its functions, evaluating the performance of members of the Board of Directors and the Executive Board, the compliance with the Company’s corporate governance guidelines and other matters that the Nominating and Corporate Governance Committee considers appropriate, as well as giving recommendations as to the number of members, composition and functioning of the Company’s bodies; and

i)        propose actions related to sustainability and corporate social responsibility, as well as to develop strategies that maintain or add value to the Company's institutional image.”

6.6.       Reject, by majority of votes, the management’s proposal for the inclusion of a limitation to the right to vote, that would be applicable in certain hypothesis of amendments to the Bylaws.

6.7.       Approve, by majority of votes and with no reservations, the inclusion of provisions in the Bylaws that providing for a mandatory tender offer in cases of a shareholder acquiring 30% of the Company’s shares, and such provisions, after the general amendments to the Bylaws, will be regulated by Chapter VIII of the Bylaws, composed by Articles 59 to 65, which shall have the following wording:

“CHAPTER VIII

PUBLIC TENDER OFFER FOR PURCHASE OF SHARES IN CASE OF OBTAINING A RELEVANT EQUITY STAKE

Article 59. Any shareholder or Group of Shareholders (“Acquiring Shareholder”) who comes to obtain: (a) a direct or indirect equity stake equal to or higher than 30% of the total shares issued by the Company; or (b) title to any other partners’ or equity rights, including by way of usufruct, that enables it to have voting rights pertaining to shares issued by the Company and which represent 30% or more of its corporate capital, shall (i) give immediate notice, by means of a statement to the Investors Relations Officer, in accordance with CVM Instruction No. 358/02, of such acquisition; and (ii) make a public tender offer for acquisition of the shares held by the remaining shareholders of the Company.

§1. The Acquiring Shareholder shall, within the final deadline of 45 days counted from the date of the statement mentioned in Article 59 above, promote the publication of a tender offer announcement for the acquisition of the totality of the shares issued by the Company and held by the other shareholders, in accordance with the provisions of Law No. 6,404/76, the regulations enacted by CVM and stock exchanges in which the securities issued by the Company are traded, and with the rules established in these By-laws.

§2. The Acquiring Shareholder shall comply with any requests or demands by the CVM within the terms established under the applicable regulation.

§3. The price to be offered for the shares issued by the Company subject to the tender offer (“Offer Price”) shall be equivalent, at least, to the economic value, determined in accordance with an appraisal report made pursuant to the provisions of Article 9, item (c), and of Article 10.

§4. The tender offer must necessarily comply with the following principles and procedures, together with others, whether applicable, and as expressly established in Article 4 of CVM Instruction No. 361/02 or any other regulation that comes to replace it:

(a) it shall be directed equally to all shareholders of the Company;

(b) it shall be effected by an auction to be held on BM&FBovespa;

(c) it shall be performed in a manner as to assure equal treatment to all recipients, allowing them to obtain adequate information about the Company and the offeror and providing them with the elements required for taking an informed and independent decision in regard of tendering their shares;

(d) it shall be immutable and irrevocable after the publication of the tender offer announcement, in accordance with CVM Instruction No. 361/02, except for what provided in Article 63, §2;

(e) it shall be launched at the price determined in accordance with the provisions of this Article 62 and settled in cash, in national currency; and

(f) it shall be instructed with the appraisal report of the Company referred to in §3 above.

Article 60. The shareholders with title to at least 10% of the shares issued by the Company, excluding from such total the shares held by the Acquiring Shareholder, may request to the management of the Company that a Special General Meeting is called to decide on the performance of a new appraisal of the Company for means of reviewing the Offer Price, so that a report is drafted also in accordance with the appraisal report referred to in Article 59, §4, item (f), and pursuant to the procedures provided under Article 4-A of Law No. 6,404/76 and subject to the provisions of the applicable regulations enacted by CVM and of this Chapter.

§1. In the Special General Meeting referred to in Article 60, all shareholders, except for the Acquiring Shareholder, shall be entitled to vote.

§2. In case the Special General Meeting referred to in this Article 60 decides that a new appraisal shall be performed and such new report comes to establish a value higher than that initially applied to the tender offer, the Acquiring Shareholder may withdraw the public tender offer, and in this case it shall comply, if applicable, with the procedure set forth in Article 28 of CVM Instruction No. 361/02, or any other rule that comes to replace it, and also dispose of the excess shares within a term of 3 months counted from the date of said Special General Meeting.

Article 61. The requirement to make a mandatory tender offer under Article 59 does not exclude the possibility of another shareholder of the Company or, if the case, of the Company itself to make another offer, whether competing or isolated, and in accordance with applicable regulations.

Article 62. The obligations applicable under Article 254-A of Law No. 6,404/76 and under Article 51 do not exclude the need for the Acquiring Shareholder to comply with the obligations applicable under this Chapter.

Article 63. The requirement to make a mandatory tender offer under Article 59 shall not be applicable in the following cases:

(a) when a Controlling Shareholder, who held more than fifty percent (50%) of the Company’s capital immediately prior to the obtaining of the 30% equity stake by the Acquiring Shareholder, remains in the Company;

(b) if the 30% equity stake is obtained by the Acquiring Shareholder as a result of purchases made under another public tender offer for the acquisition of shares, made in accordance with the Novo Mercado Listing Rules or with the applicable law, and which had as purpose the acquisition of all the shares issued by the Company, provided that such tender offer shall have been effected for a price at least equal to the Offer Price;

(c) if the 30% equity stake is obtained by the Acquiring Shareholder (i) involuntarily, as a result of any cancellation of shares in treasury, share redemption or capital reduction of the Company with cancellation of shares; or (ii) by a subscription of shares made under a primary offer and in reason of the fact that such amount was not fully subscribed by the ones entitled to preemptive rights or of the fact that there was not a sufficient number of interested parties for the public distribution; or (iii) as a result of a merger, consolidation or share exchange merger (incorporação de ações) involving the Company; and

(d) in the case of a Disposal of Control of the Company, in which case the rules provided under Chapter VII of these By-laws shall be observed.

Article 64. If any announcement of a public tender offer for acquisition of all shares issued by the Company is published, whether made in accordance with this Chapter VII or in accordance with the applicable law and regulations, and whether settled in cash or by an exchange of securities issued by a publicly-held company, the Board of Directors shall meet within 10 days to assess the terms and conditions of the offer as made, and complying with the following principles:

(a) the Board of Directors may hire specialized external advisors, meeting the requirements of Article 10, §2, with the purpose of providing advice in the analysis of the convenience and opportunity of the offer, in consideration of the general interest of the shareholders and of the economic industry of the Company and its controlled companies, and of the liquidity of the securities offered, if the case;

(b) the Board of Directors shall make public, with the corresponding justification thereto, to the shareholders, its opinion on the convenience and opportunity of public tender offer under analysis;

(c) the public tender offer shall be immutable and irrevocable, but it may conditioned by the offeror, in case of a voluntary offer, upon the minimum acceptance of shareholders that hold at least 2/3 of the Company’s shares, excluding those in treasury.

Article 65. In case the Acquiring Shareholder does not comply with the obligations required under this Chapter, including in regard of compliance with the deadlines (i) for making the statement referred to in Article 59; (ii) for making or requesting registration of the public tender offer; or (iii) for complying with any requests or demands by the CVM, then the Board of Directors of the Company shall call an Extraordinary General Meeting, in which the Acquiring Shareholder shall not be entitled to vote, to decide on the suspension of exercise of the Acquiring Shareholder rights, in accordance with Article 120 of Law No. 6,404/76.”

6.8.       Approve by majority of votes and with no reservations, the amendment to the provisions of the Bylaws related to the powers and duties of the Executive Board, updating such provisions, notably with the creation of the Sales and Marketing Officer, and such provisions, after the general amendments to the Bylaws, will become Articles 27 to 34 of the Bylaws, which shall have the following wording:

“Article 27. The officers of the Company shall be appointed as Chief Executive Officer (Diretor Presidente), Chief Financial Officer (Diretor Financeiro), Investor Relations Officer (Diretor de Relações com Investidores), Superintendent Officer of Construction (Diretor Superintendente de Construção), Superintendent Officer of Incorporation (Diretor Superintendente de Incorporação), Institutional Relations Officer (Diretor de Relações Institucionais), and Sales and Marketing Officer (Diretor de Vendas e Marketing) and the remaining officers shall have no specific designation. Accumulation of functions is allowed.

Article 28. The duties of the Chief Executive Officer are:

(a)   to submit for approval by the Board of Directors the annual and/or five-year work plans and budgets, investment plans and new programs to expand the Company and companies controlled by Company, causing the plans, budgets and programs to be carried out on the approved terms;

(b)   to submit to the Board of Directors, after the opinion of the Audit Committee and Fiscal Council, the latter when installed, the management report and financial statements of the Company, being responsible for their content;

(c)    to formulate the Company’s operating strategies and directives based on the general orientation provided by the Board of Directors;

(d)   to establish the criteria for executing the resolutions adopted at the General Shareholders’ Meetings and meetings of the Board of Directors, with the participation of the other officers;

(e)    to coordinate and supervise the work of the Executive Board, and to call and chair its meetings;

(f)     to develop, together with the Nominating and Corporate Governance Committee, the succession plans referred to in Article 44, item (d) below;

(g)   attend meetings of the Board of Directors and the General Meeting, as provided in these Bylaws and the applicable law;

(h)   to represent the Company towards shareholders,  investors, customers, media, society  and towards legal, business and government agencies, protecting  the  interests  of the organization as well as its  image;

(i)     to supervise all the Company’s activities, and also other powers conferred upon it by the Board of Directors.

Article 29. In addition to such other functions as may be assigned by the Board of Directors, the Investor Relations Officer is responsible for providing information to investors, the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) and the São Paulo Stock Exchange (BM&FBovespa), and for maintaining the Company’s registration, forms, records and other documents, up to date, in accordance with the regulations issued by the CVM and other regulatory or self-regulating agencies.

Article 30. The duties of the Chief Financial Officer are:

(a)   to be responsible for the Company’s budget control and management, monitoring indicators and analyzing reports to consolidate the budget, aiming to reach budget goals and to provide key managerial information;

(b)   to submit to the Board of Directors, after the opinion of the Audit Committee and Fiscal Council, the latter when installed, the management report and financial statements of the Company, being responsible for their content;

(c)    to ensure that the Controller’s department, including the control of management and of costs, provides indicators for decision-making, detecting elements that may influence the Company’s results;

(d)   to ensure the efficiency of payment and receipt operations, as well as of the credit analysis and lending, through the definition of guidelines and policies, aiming to reduce events of default and to ensure Company’s financial health;

(e)    to be responsible for the control of cash flow and investments aiming to maximize the financial result, within risk levels previously established by the Company; (f) to perform investments feasibility studies related to new business, mergers and acquisitions in order to give support for decision-making;

(f)     to ensure the efficient control of the bank loans operations of the customers (bank transfer) in the shortest time possible, and be responsible for paying taxes and procedures supervision;

(g)   to perform investments feasibility studies related to new business, mergers and acquisitions in order to give support for decision-making;

(h)   to ensure the due application of the tax law and assessment of corporate income tax and its ancillary obligations, defining tax rules and proceedings, aiming to exempt the Company from tax risks;

(i)     to ensure proper management of the Company’s financial resources, as well as the relation between assets and liabilities through risk analysis of changes in the cost of liabilities in order to ensure the financial health of the Company;

(j)     to participate in the Executive Board meetings (Article 24), in order to take decisions and define strategies jointly with the other officers, aiming at the Company’s development and success; and

(k)    to represent the Company towards shareholders,  investors, customers, media, corporations, the society and towards legal, corporate and governmental bodies, protecting  the  interests  of the organization as well as its image;

Article 31 - The duties of the Superintendent Officer of Construction are:

(a)   ensure proper monitoring of construction, with regard to cost, schedule, quality of works by the Company or by third parties, promoting their implementation as approved in prior planning;

(b)   to provide guidelines and to monitor the budget aiming at the feasibility of new ventures, for subsequent approval of the executive or advisory committees of the Board of Directors, that may be constituted for this purpose;

(c)    ensure proper management of relationships with suppliers of the Company and approve their hiring;

(d)   ensure proper management of the environment and safety of the construction of its works or third parties works;

(e)    ensure proper delivery of the enterprises to customers, assuming responsibility for the delivery of all relevant legal documentation, within the guidelines established by the Company;

(f)     to comprise the accompaniment of short, medium and long term strategies and business plans of all construction areas, aiming to maximize the profitability and the financial results of such unit;

(g)   to define, to areas of the Company responsible for enterprise construction, short, medium and long term guidelines for strategic planning, having them transmitted to the other officers to cause their implementation, aiming to ensure financial and market results defined by the Board of Directors;

(h)   to approve and to ensure the compliance with the Company’s budget, destined to the construction area, monitoring reports periodically, with a view to keep its control, to perform analysis and to propose actions, aiming to reach the goals established for each region;

(i)     to ensure the due management of the Company’s funds regarding the acquisition or disposal of fixed assets required for building, also being responsible for managing the control and maintenance of these assets;

(j)     to ensure the efficient control of the bank loans operations of the customers (bank transfer) in the shortest time possible, and be responsible for paying taxes and obtaining all necessary documentation to support the transfer;

(k)    set guidelines for the approval of new partners in the construction area, and be responsible for monitoring the cost, time and quality of services provided by these partners, as well as for the environmental management of the partner and for obtaining all relevant documentation to be presented; and

(l)     to represent the Company before clients, media, the society and legal, corporate and governmental bodies, protecting Company’s interests and watching over its image.

Article 32 - The duties of the Superintendent Officer of Incorporation are:

(a)   to submit the acquisition of land and/or participation in projects to approval, by the executive or advisory committees of the Board of Directors, that may be constituted for this purpose;

(b)   to submit feasibility studies and parameters for launching projects to approval by the executive or advisory committees of the Board of Directors, that may be constituted for this purpose;

(c)    ensure proper observation and enforcement of legislation and environmental requirements in land acquisition, purchase of participation stakes or launching of enterprises;

(d)   to comprise the management of incorporations through the definition and the accompaniment of short, medium and long term strategies and business plans of all unit areas aiming to maximize the Company’s profitability and financial results;

(e)    to define guidelines for new partnerships or corporations to enable new enterprises, observing the policies and strategies previously established by the Company;

(f)     to ensure the proper delivery of enterprises to customers, assuming responsibility for the delivery of all relevant legal documentation, within the guidelines established by the Company;

(g)   to define, to areas of the Company responsible for enterprises incorporation, short, medium and long term guidelines for strategic planning, having them transmitted to the other officers to cause their implementation, aiming to ensure financial and market results defined by the Board of Directors;

(h)   to approve and to ensure the compliance with the Company’s budget, monitoring reports periodically, with a view to keep its control, to perform analysis and to propose actions, aiming to reach the goals established for each region;

(i)     to place the Company in the market through the development and maintenance of its image and products in order to keep its visibility before current and potential clients;

(j)     to accompany the development of new products as well as to monitor national and foreign markets, specially competing companies, aiming to keep Company’s competitiveness;

(k)    to monitor and guide the real estate legal advice, and be responsible for producing and obtaining all licenses, certificates and other documentation required according to the location of the product, in order to facilitate the release and incorporation, always within the time stipulated in advance;

(l)     monitor the actions and results of marketing and sales together with the Sales and Marketing Officer, monitoring performance indicators, actions of communication and of institutional and products marketing as well as identifying new business opportunities;

(m)   to define, along with the Sales and Marketing Officer, pricing, terms of sales and trade agreements, ensuring the implementation of trade policy of the Company, aiming for profit maximization, and achievement of sales targets, taking responsibility for the approval of sales that are not at odds with the prices and conditions established for each unit; and

(n)   to represent the Company before clients, press, the society and legal, corporate and governmental bodies, protecting Company’s interests and watching over its image.

Article 33 - The duties of the Institutional Relations Officer are:

(a)   to keep contact with all public agencies and professional associations, giving support to land regularization proceedings;

(b)   to give support to the search of new incorporation partners;

(c)    to support the search for new contacts for construction by third parties to be executed by the Company;

(d)   to be responsible for the Company’s policy and strategy on public and governmental relations, including relations with authorities, governmental agencies, press, institutions and the community;

(e)    to monitor and guide the real estate legal advice, and be responsible for producing and obtaining all licenses, certificates and other documentation required according to the location of the product, in order to facilitate the release and incorporation, always within the time stipulated in advance;

(f)     to coordinate events, to promote and participate in communitarian programs and to perform duties in order to contribute to the Company’s image; and

(g)   to represent the Company towards customers, media, the society and legal, business and government bodies, protecting the interests of the organization and watching over its image.

Article 34. The duties of the Sales and Marketing Officer are:

(a)   to plan, develop and coordinate sales activities, aiming at the Company's growth in the market and the fulfillment of plans and sales goals established for products and brands in the various distribution channels;

(b)   to coordinate its own and outsourced sales team to maintain the best possible distribution of goods throughout the country and aiming to achieve sales targets;

(c)    to define, along with the Superintendent Officer of Incorporation, prices, terms of sales and trade agreements, taking responsibility for ensuring the implementation of trade policy of the Company, to maximize profits and meet sales goals;

(d)   to monitor the process of sales of the remaining units through control of third parties in order to decrease the amount of remaining units, therefore focusing on new releases;

(e)    to ensure the relationship and negotiations with customers through its own channels, outsourced (real estate brokers) and/or special channels, involving visits, frequent contact and availability of budgets, to ensure customer satisfaction on the products and services offered;

(f)     to analyze the market relatively to its segment and the Company’s potential for sales of products and services for the domestic market, aiming to plan and propose marketing goals;

(g)   to monitor and analyze the actions of competitors, embracing technical, strategic and price aspects, aiming to ensure the Company’s position in the market in the short, medium and long term;

(h)   to monitor the actions and results of sales and marketing by monitoring the performance indicators, actions, communication actions and institutional marketing and products, as well as identifying new business opportunities;

(i)     to develop communication strategies, advertising and sales of new releases, of the remaining units and of the Company’s brand, aiming to its use in the most efficient manner;

(j)     to ensure the brand positioning of the Company with its respective target audience, within the guidelines established by the Company;

(k)    to manage the correct application of the brand in the various materials used by the Company in order to standardize it and ensure its correct exposure, aiming to increase consumer awareness;

(l)     to define the guidelines for the customer relationship area and the correct monitoring of the results of such area;

(m) to  ensure the proper relationship of the areas of the Company with customers, taking responsibility for the fulfillment, by each of them, of the corresponding service level agreements;

(n)   to ensure proper delivery of enterprises to customers, assuming responsibility for the delivery of all relevant legal documentation, within the guidelines established by the Company; and

(o)   to represent the Company towards customers, media, the society and legal, business and government bodies, protecting the interests of the organization and watching over its image.”

6.9.       Approve, by majority of votes and with no reservations, the remainder of the managements’ proposals to amend the Bylaws, carrying out several necessary amendments and improvements, notably to reflect the changes made to the “Novo Mercado Regulation”, in force since May 10, 2011, so that the Bylaws will remain in force in accordance with the restated version in Exhibit I to these minutes.

CLOSING: As there were no further issues to be addressed, the meeting was closed, and the present Minutes were drawn up as a summary, which, after being read and found in appropriate terms, was signed by all in attendance. Signatures: [Sandro Rogério da Silva Gamba, President; Renata de Carvalho Fidale, Secretary. Shareholders: SANDRO ROGÉRIO DA SILVA GAMBA, CITIBANK N A ADR DEPARTMENT, FRANKLIN TEMPLETON INVESTMENT FUNDS, FRANKLIN TEMPLETON FUNDS, FRANKLIN TEMPLETON CORPORATE CLASS LTD, TEMPLETON GLOBAL INVESTMENT TRUST - TEMPLETON BRIC FUND, TEMPLETON EMERGING MARKETS FUND (AUSTRALIA), NORGES BANK, STATE OF WYOMING, WYOMING STATE TREASURER, STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL, VANGUARD INVESTMENT SERIES PLC, VANGUARD TOTAL INTERN STOCK INDEX FUND, A S OF VANGUARD S F, AMUNDI FUNDS, AMUNDI, MAGELLAN BANCO SANTANDER S.A., ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND, ADVANCED SERIES TRUST - AST GLOBAL REAL ESTATE PORTFOLIO, ADVANCED SERIES TRUST - AST PARAMETRIC EMERGING MARKETS E P, AEGON CUSTODY B.V., ALPINE CYCLICAL ADVANTAGE PROPERTY FUND, ALPINE EMERGING MARKETS REAL ESTATE FUND, ALPINE GLOBAL PREMIER PROPERTIES FUND, ALPINE INTERNATIONAL REAL ESTATE EQUITY FUND, AT&T UNION WELFARE BENEFIT TRUST, BELLSOUTH CORPORATION RFA VEBA TRUST FOR NONREP EMPLOYEES, BELLSOTH CORPORATION RFA VEBA TRUST, BGI EMERGING MARKETS STRATEGIC INSIGHTS FUND LTD, BLACKROCK INSTITUTIONAL TRUST COMPANY NA, BMO HARRIS EMERGING MARKETS EQUITY PORTFOLIO, BRUNEI INVESTMENT AGENCY, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CF DV EMERGING MARKETS STOCK FUND INDEX, CITY OF PHILADELPHIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, CITY OF WESTMINSTER SUPERANNUATION FUND, COLLEGE RETIREMENT EQUITIES FUND, COMMONWEALTH EMERGING MARKETS FUND 2, COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY, COX ENTERPRISES INC MASTER TRUST, DOMINION RESOURCES INC. MASTER TRUST, EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MKT EQUI F, EATON VANCE PARAMETRIC STRUCTURED EMERGING MARKETS FUND, EATON VANCE PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND, EMERGING MARKETS INDEX FUND E, EMERGING MARKETS SUDAN FREE EQUITY FUND, FIDELITY FIXEDINCOME TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX, FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST, IBM SAVINGS PLAN, INTERN BANK FOR RECONSTRUCTION A DEVELOPMENT ATFSRPATRSBPA, ISHARES II PUBLIC LIMITED COMPANY, ISHARES MSCI BRAZIL (FREE) INDEX FUND, ISHARES MSCI BRIC INDEX FUND, ISHARES PUBLIC LIMITED COMPANY, JOHN HANCOCK FUNDS II INTERNATIONAL EQUITY INDEX FUND, JOHN HANCOCK TRUST INTERN EQUITY INDEX TRUST A, JOHN HANCOCK TRUST INTERN EQUITY INDEX TRUST B, LANCASHIRE COUNTY COUNCIL AAAOTL COUNTY PENSION FUND, LINCOLN VARIABLE INSURANCE PRODUCTS TRUST - LVIP SSGA EM100F, MELLON BANK NA EMPLOYEE BENEFIT COLLECTIVE INV FUND PLAN, MICROSOFT GLOBAL FINANCE, NATIONAL PENSION SERVICE, NEW ZEALAND SUPERANNUATION FUND, NEWTON GLOBAL OPPORTUNITIES FUND, NEWTON INVESTMENT MANAGEMENT NOMINEES LIMITED, NEWTON OAK FUND, NORTHERN TRUST NON-UCITS COMMON CONTRACTUAL FUND, NORTHERN TRUST QUANTITATIVE FUND PLC, OHIO SCHOOL EMPLOYEES RETIREMENT SYSTEM, PRUDENTIAL GLOBAL REAL ESTATE FUND, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF MISSISSIPI, PYRAMIS GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: PSISCPCP, ROYAL BANK OF SCOTLAND AS TRUSTEE FOR NEWTON FALCON FUND, ROYAL BANK OF SCOTLAND AS TRUSTEE FOR NEWTON SECURITIES FUND, RUSSEL INVESTMENT COMPANY PUBLIC LIMITED COMPANY, SPDR S&P EMERGING MARKET LATIN AMERICA ETF, SPDR S&P EMERGING MARKETS ETF, SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND, STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, STATE STREET BANK AND TRUST COMPANY INV FUNDS FOR TAX ER PLAN, STATE STREET EMERGING MARKETS, TEACHER RETIREMENT SYSTEM OF TEXAS, THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM, THE NOMURA TRUST AND BANKING CO LTD RE: FG SMALL CAP MF, THE NORTHWESTERN MUTUAL LIFE INSURANCE CO, THE PENSIONS RESERVES INVESTMENT MANAG. BOARD, THE TEXAS EDUCATION AGENCY, TIAA-CREF FUNDS - TIAA-CREEF EMERGING

MARKETS EQUITY INDEX FUND, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD FTSE ALL-WORLD EX-US SMALL-CAP INDEX FUND ASOVIEIF, WEST VIRGINIA INVESTMENT MANAGEMENT BOARD, WHEELS COMMON INVESTMENT FUND, WILMINGTON INTERNATIONAL EQUITY FUND SELECT, LP, WILMINGTON MULTI-MANAGER INTERNATIONAL FUND, JJSP FUNDO III FDO INV MULTIMERCADO, BAVIERA FDO DE INV MULTIMERCADO, LEGG MASON AÇÕES MULTISETORIAL F I, LEGG MASON PREV IBRX ATIVO AÇÕES FI, ICATU SEG APOSENTADORIA IBRX A.AÇÕES FI, WESTERN ASSET RADICE III FDO DE INV EM AÇÕES, LEGG MASON MET LIFE PREV BALANCEADO FI MULT, WESTERN ASSET INSTIT 50 AÇÕES F IA, LEGG MASON MASTER VALUATION F I AÇÕES, VIC IBRX FUNDO DE INVESTIMENTO EM AÇÕES, LEGG MASON PORTFOLIO AÇÕES FI, HSBC FI AÇÕES IBOVESPA TOP, HSBC FIA SMALL CAPS, FASERN - FUNDAÇÃO COSERN DE PREVIDENCIA COMPLEMENTAR, HSBC FI PREVIDENCIARIO MULTIMERCADO POTENCIAL, RIO BRAVO FUNDAMENTAL LLC, RIO BRAVO FUNDAMENTAL MACRO FUND LLC, RIO BRAVO FUNDAMENTAL EQUITIES II LLC, RIO BRAVO FUNDAMENTAL INSTITUCIONAL FDO DE INVEST DE ACOES, RIO BRAVO FUNDAMENTAL FUNDO DE INVESTIMENTO EM ACOES, RIO BRAVO FUNDAMENTAL 06 - FUNDO DE INVESTIMENTO EM ACOES, RIO VALOR FUNDO DE INVESTIMENTO EM ACOES, RIO BRAVO FUNDAMENTAL MIG FIA, AQUILA 3 FI MULTIMERCADO, COMSHELL WA FI EM AÇÕES, CUMBUCO FI EM AÇÕES, FI ACTION AÇOES EXCLUSIVO, LIFE FI EM AÇÕES, LM OURO PRETO IBRX FI AÇÕES, LM SMALL CAP AÇÕES PORTFOLIO FI, MALIBU FI EM AÇÕES, TOP CONDOR FI EM AÇÕES e UNIBANCO PREVIDENCIA CORPORATE RV 25 FI MULTIMERCADO

I hereby certify that this is a true copy of the minutes drawn up in the appropriate corporate book.

Renata Carvalho Fidale

Secretary

EXHIBIT I

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

BYLAWS

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1. Gafisa S.A. (the “Company”) is a publicly held corporation, governed by these Bylaws, its Code of Ethics and Conduct and applicable law and regulations.

Article 2. The Company’s headquarters and forum are located in the City of São Paulo, State of São Paulo. The Company may, by resolution adopted either by the Board of Directors or the Executive Board, change the address of its headquarters, and open, transfer and extinguish branches, agencies, offices, warehouses, representation offices and any other establishments anywhere within Brazilian territory or abroad.

Article 3. The Company’s purposes are: (i) to promote and develop real estate projects of any kind, whether its own or those of third parties, in the latter case as contractor and agent; (ii) to purchase and sell real estate of any kind; (iii) to perform civil construction and provide civil engineering services; and (iv) to develop and implement marketing strategies for its own or third parties’ real estate projects.

Sole Paragraph. The Company may hold interests in any other companies, in Brazil or abroad, upon approval granted by means of a resolution adopted by the Board of Directors, except in the situation provided in Art. 36, §1, in which case prior approval of the Board of Directors will not be required.

Article 4. The Company has an indefinite term of duration.

CHAPTER II

CAPITAL AND SHARES

Article 5. The capital of the Company is R$2,730,788,422.18, which is fully paid-in and divided into 432,137,739 common shares, all registered, book-entry and without par value.

§1. The cost of share transfer services charged by the account agent shall be borne by the shareholders, subject to such limits as may be imposed by applicable legislation.

§2. Each common share carries the right to one vote on resolutions at General Meetings of Shareholders.

§3. The Company may not issue preferred shares or participation certificates (partes beneficiárias).

§4. For purposes of reimbursement, the value of the Company’s shares shall be based on the Company’s economic value, as determined by an appraisal carried out by a specialized firm appointed in the manner provided for in Article 45 of Law 6404/76.

Article 6. The capital of the Company may be increased by resolution adopted by the Board of Directors, without need for an amendment to these Bylaws. The resolution approving the increase shall fix the terms and conditions for the issuance of shares, subject to a limit of 600,000,000 (six hundred million) common shares.

Sole Paragraph. The Company may, within the limit of its authorized capital and by resolution of the shareholders in a General Meeting, grant share purchase options to (i) its officers, directors and employees, or (ii) individuals who provide services to it or to any company under its control.

Article 7. The Company may reduce or exclude the time period for the exercise of preemptive rights on the issuance of shares, debentures convertible into shares or subscription bonuses which are placed by means of sale on a stock exchange, public subscription or share swap in a public tender offer pursuant to articles 257 to 263 of Law 6404/76. Pursuant to article 171, §3 of Law 6.404/76, there shall be no preemptive rights on the grant and exercise of the share purchase options.

CHAPTER III

GENERAL MEETING OF SHAREHOLDERS

Article 8. A General Meeting of Shareholders shall be held, on an ordinary basis, in the first four (4) months following the end of the fiscal year and on an extraordinary basis whenever required by law or the Company’s interests.

§1. General Meetings of Shareholders shall be called in the manner provided for by law. Regardless of the formalities for calling General Shareholders’ Meetings, any General Meeting attended by all shareholders shall be considered to have been regularly called.

§2. General Meetings of Shareholders shall be called to order and chaired by the Chairman of the Board of Directors or, in his absence, by a shareholder appointed by the shareholders at the General Meeting. The Chairman of the General Meeting shall choose one of those present at the meeting to act as secretary.

§3. Prior to the call to order, the shareholders shall sign the “Book of Attendance” (Livro de Presença de Acionistas), giving their name and residence and the number of shares they hold.

§4. The list of shareholders present at the meeting shall be closed by the Chairman immediately after the General Meeting is called to order.

§5. Shareholders which appear at a General Meeting after the list of shareholders present at the meeting has been closed may participate in the meeting but shall not have the right to vote on any resolution.

§6. The resolutions of the General Meeting shall be taken by the majority of affirmative votes of those present, provided that the blank votes shall not be counted, and with the exception of the cases set forth by law and subject to the provisions set forth in the main clause of Article 10.

Article 9. In addition to the matters provided for by the law, the Shareholders in General Meeting shall:

a)                              decide on the Company’s exit from the Novo Mercado of the São Paulo Stock Exchange – BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (respectively “Novo Mercado” and “BM&FBovespa”), which shall be communicated to BM&FBovespa in writing, 30 (thirty) days in advance;

b)                              always subject to the provisions of Article 11, choose, from among the three qualified institutions indicated on a list prepared by the Board of Directors, the institution which shall be responsible for the preparation of an appraisal report for shares issued by the Company, for the purposes of exiting the Novo Mercado, cancellation of the Company’s registration as a publicly-held company or mandatory public tender offer; and

c)                              resolve cases on which these Bylaws are silent, subject to the provisions of Law 6404/76.

Article 10. The choice of the specialized institution or firm responsible for the determination of the Company’s economic value, referred to in Article 9 (c) of these Bylaws, shall be made by the majority of votes cast by holders of Outstanding Shares present at the General Meeting in question, blank votes not being computed.  The quorum for the General Meeting shall be shareholders representing at least 20% of the total number of Outstanding Shares, at first call, and on second call, shareholders representing any number of Outstanding Shares.

§1. For purposes of these Bylaws:

“Controlling Shareholder” means the shareholder or Shareholder Group that exercises Control of the Company;

“Disposing Controlling Shareholder” means the Controlling Shareholder, when it causes a disposal of control of the Company;

“Control Shares” means the block of shares that gives, either directly or indirectly, the holder(s) sole or shared Control of the Company;

“Outstanding Shares” means all the shares issued by the Company, with the exception of shares held by the Controlling Shareholder, by persons related to the Controlling Shareholder or by the Company’s officers and directors and treasury shares;

“Disposal of Control” means the transfer to a third party, for value, of Control Shares;

“Purchaser” means the person to whom the Disposing Controlling Shareholder transfers Control in a Disposal of Company Control;

“Shareholder Group” means a group of two or more persons (a) that are bound by contracts or agreements of any nature, including shareholders’ agreements, whether written or oral and whether directly or through Controlled Companies, Controlling Companies or companies under Common Control; or (b) among whom there is a direct or indirect Control relationship; or (c) that are under Common Control; or (d) that represent a common interest. Examples of persons representing a common interest include (i) a person that holds a direct or indirect interest of 15% (fifteen percent) or more in the capital of the other person; and (ii) two persons that have a third investor in common which holds a direct or indirect interest of 15% (fifteen percent) or more in the capital of the first two persons. Joint ventures, investment funds or clubs, foundations, associations, trusts, condominiums, cooperatives, security portfolios, universalities of rights and any other form of organization or enterprise of any kind, whether constituted in Brazil or abroad, shall be considered to be part of the same Shareholder Group whenever two or more of such entities: (x) are administered or managed by the same legal entity or by parties related to the same legal entity; or (y) have the majority of their officers or administrators in common;

“Control” (and the related terms “Controlling Company”, “Controlled Company” and “under Common Control”) means the power effectively used to direct corporate activities and orient the functioning of the Company’s corporate bodies, whether directly or indirectly and whether de facto or de jure. There is a relative presumption that the person or Shareholder Group holding shares that gave it an absolute majority of votes of the shareholders present at the last three General Shareholders’ meetings holds Control, even if such person or Shareholder Group does not hold an absolute majority of the Company’s voting capital;

“Statement of Consent from Controlling Shareholders” means the instrument by which the new Controlling Shareholders, or shareholders which join the control group of the Company, assume personal liability for complying with the Novo Mercado Agreement (Contrato de Participação no Novo Mercado), the Novo Mercado Listing Rules, the Arbitration Clause and the Arbitration Rules, in the form set out in Exhibit C to the Novo Mercado Listing Rules.

§2 The appraisal reports mentioned in this Article 10 shall be elaborated by a specialized company or institution, with proven experience and independent as to the power of decision of the Company, its officers and/or Controlling Shareholder, in addition to fulfilling the requirements set forth in §1 of Article 8 of Law 6.404/76, and shall bear the responsibility set forth in §6 of the same article.

Article 11. In the event the Company exits the Novo Mercado or its registration as a publicly-held company is cancelled, the costs incurred for the preparation of the appraisal report referred to in Article 9 (c) shall be borne entirely by the Controlling Shareholder or by the Company, if the Company is offeror, as applicable.

Article 12. The General Meeting may suspend the exercise of rights, including the voting right, of the shareholder or Shareholder Group that fails to comply with legal or regulatory  obligations, as well as those provided under these By-laws.

§1. The shareholders representing a minimum of 5% of the Company’s capital may call the General Meeting referred to in the main clause of this Article 12, when the Board of Directors does not respond, within 8 days, to a request for calling it, indicating the violated obligation and the identification of the shareholder or Shareholder Group in default.

§2. The General Meeting which approves the suspension of the shareholder’s rights shall be incumbent of establishing, among other aspects, the scope and the term of the suspension, provided that the suspension of the right of supervision and the right to demand information, as provided in law, may not be suspended.

§3. The suspension of rights shall cease when the violated obligation is performed.

CHAPTER IV

MANAGEMENT

SECTION IV.I. - GENERAL RULES

Article 13. The Company is managed by the Board of Directors (Conselho de Administração) and the Executive Board (Diretoria).

Article 14. The members of the Board of Directors and the Executive Board shall be invested in their respective offices within thirty days from the date they were appointed, unless a justification is accepted by the corporate body for which they have been appointed, by signing an instrument of investiture in the appropriate book, and shall remain in office until the investiture of the newly-elected members of the Company’s management.

Sole Paragraph. The investiture of the members of the Board of Directors and the Board of Executive Officers in their respective offices is conditional upon (i) the execution of the Statement of Consent from Senior Officers (Termo de Anuência dos Administradores) provided for under the Novo Mercado Listing Rules; and (ii) adherence to the Manual for Disclosure and Use of Information and Policy for Trading in Securities Issued by the Company (Manual de Divulgação e Uso de Informações e Política de Negociação de Valores Mobiliários de Emissão da Companhia), by executing an instrument to that effect.

Article 15. The Shareholders in General Meeting shall determine, on an individual or global basis, the remuneration of the Company’s directors, officers and members of its advisory committees.  Where the remuneration is fixed on a global basis, the Board of Directors shall determine the amounts to be paid to each individual. Where applicable, the Board of Directors shall also distribute the share in profits fixed by the Shareholders in General Meeting.

Article 16. In performing its attributions and as a parameter of the performance of their duties and legal responsibilities, the Company’s management bodies must rest, strictly on the observation of the following principles and guidelines, without prejudice of others that may be suggested by the Nominating and Corporate Governance Committee and approved by the Board of Directors:

(k)    the Company’s management shall be performed in a professional way, aligned with the shareholder’s interests, but without association to any particular interests of any shareholder or Shareholder Group individually considered;

(l)     the powers conferred, through these Bylaws, to the management bodies, especially those related to the rules for appointing the candidates for the Board of Directors and to the appraisal of the terms of a public tender offer, will be exercised strictly according with the Company’s and its shareholders’ best interests, and with the principles set forth herein;

(m) the existence of the powers mentioned in the item (b) above is based on the shareholders’ interests as a whole, and its only function is to attend and maximize such interests, in case such becomes necessary in view of the Company’s continuity and generation of long-term value;

(n)   the powers set forth in item (b) above cannot be used, under any circumstances, for the private benefit of any shareholder, Shareholder Group, director, officer or group of directors and/or officers;

(o)   the powers mentioned above, as well as its objectives, cannot be understood and have no function whatsoever of serving as an obstacle to the development of Control by any shareholder or Shareholder Group, and as such, the Board of Directors shall exercise its competence set forth in Article 64 in such a way as to allow that the eventual development of Control enables the creation of higher value to the Company’s shareholders, within the time horizon it believes to better serve the shareholders interests considered as a whole;

(p)   the Company’s management shall be performed transparently, with extensive internal and external provision of the information required by law, regulations or by these Bylaws;

(q)   the strict enforcement of the law and the accounting standards, and the most rigid ethics standards shall be observed by all members of the Company’s management in performing their functions, and they shall responsible for ensuring that the other employees and collaborators of the Company and its controlled companies also observe the same standards;

(r)    the compensation of the members of the Company’s management and its senior employees must support, above all, delivery of results and long-term value creation, as well as the retention of talents, and it must be structured in a way as to prevent any kind of privilege, distortion with respect to market standards    or mechanism that may hamper or impair the achievement of the corporate interest;

(s)    the management shall be responsible for the development of internal politics and practices to attract and retain the best talents and to cause the Company to count with highly qualified human resources, also encouraging the achievements of goals and promoting meritocracy;

(t)     no member of the management may have access to information, participate in meetings of any other management body, exercise voting rights or in any way intervene in matters that are, directly or indirectly, in situations of conflicting interests with the interests of the Company or when it may be particularly benefited in any way.

SECTION IV.II. - BOARD OF DIRECTORS (CONSELHO DE ADMINISTRAÇÃO)

Composition

Article 17. The Board of Directors is composed of at least five (5) and no more than nine (9) effective members (being permitted the election of alternates), all of whom shall be shareholders, elected and removable at any time by the Shareholders in General Meeting, with an unified term of office of two (2) years, re-election being permitted.

Article 18. At least 20% of the effective members of the Board of Directors shall be Independent Members.

§1. When, due to the  observance of the percentage referred to in the main clause of this Article 18, the election results in fractional number of Directors, the Shareholders in General Meeting shall round it to whole number: (i) immediately above, when  the fraction is equal to or greater than 0,5, or  (ii) immediately below when  the fraction is less  than 0.5.

§2. For purposes of these Bylaws, “Independent Member” is one who: (i) has no relationship with the Company except for an interest in its capital; (ii) is not a Controlling Shareholder, nor a spouse or relative up to the second degree of the Controlling Shareholder, and is not now and has not been, in the past three years, related to the company or entity related to the Controlling Shareholder (persons related to public institutions of education and/or research are excluded from this restriction); (iii) has not been, in the past three years, an employee or officer of the Company, the Controlling Shareholder or a company controlled by the Company; (iv) is not a direct or indirect supplier or purchaser of the Company’s services and/or products of the Company, in a degree that implies loss of independence; (v) is not an employee or member of the management of the Company or entity offering services and/products to, or requesting services and/or products from, the Company; (vi) is not a spouse, or relative up to the second degree of any of the Company’s officers or directors; and (vii) does not receive any other kind of remuneration from the Company other than that arising from its term of office as board member (cash earnings generated by holdings in the Company’s capital are excluded from this restriction).

§3. It shall also be considered an Independent Member that one elected through the faculty set forth in §§4 and 5 of Article 141 of Law 6.404/76.

Functioning

Article 19. The Board of Directors shall have a Chairman, who shall be elected by the favorable vote of a majority of the effective members. In the event of incapacity or temporary absence of the Chairman, the chairmanship shall be assumed by the member previously designated by the Chairman, or, in the absence of a previous designation, by such member as the remaining members shall appoint.

§1. As set forth in Article 150 of Law 6.404/76, in case of vacancy of a sitting member of the Board of Directors, the remaining members of the Board of Directors, assisted by the Nominating and Corporate Governance Committee, shall indicate one substitute, who shall remain in the office until the next General Meeting to be held after that date, when a new board member shall be elected to finish the mandate. An Independent Board Member, shall only be substituted by another Independent Member.

§2. In case of vacancy in the majority of positions of the Board of Directors, a General Meeting to elect the replacements, which will complete the term of the replaced members, shall be called within 15 days of the event.

§3. For the purposes of these Bylaws, vacancy will occur in case of death, permanent incapacity, resignation, removal or unjustified absence of the board member for more than three consecutive meetings.

§4. Respecting the provision of the head of this Article in relation to the Chairman, in case of the temporary absence of any member of the Board of Directors, such member shall be replaced by another board member appointed by the absent member, holding a power-of-attorney with specific powers. In this case, the substitute of the absent board member, besides his own vote, shall state the vote of the absent board member. An Independent Member shall only be substituted by another Independent Member.

§5. The Chief Executive Officer cannot be elected for the office of Chairman of the Board of Directors.

Article 20. The Board of Directors shall meet at least bimonthly. Meetings of the Board of Directors shall be called by the Chairman, or by at least two effective members, by written notice containing the agenda for the meeting, in addition to the place, date and time of the meeting.  Board of Directors’ meetings shall be called at least five days in advance. Regardless of the formalities for calling meetings, any meeting attended by all members of the Board of Directors shall be considered to have been regularly called.

Article 21. The quorum for Board of Directors’ meetings shall be four members.  Resolutions shall be adopted by the favorable vote of a majority of members present at the meeting, and the Chairman shall have, in addition to his own vote, a casting vote in the event of a tie.

§1. The decisions of the Board of Directors shall be recorded in minutes, which shall be signed by the members present at the meeting.

§2. Directors may take part at meetings of the Board of Directors by telephone or videoconference, and, in that event, shall be considered to be present at the meeting and shall confirm their vote by written statement sent to the Chairman by letter, facsimile transmission or e-mail immediately after the end of the meeting. Upon receipt of statement of confirmation, the Chairman shall have full powers to sign the minutes of the meeting on behalf of the member in question.

§3. The Chief Executive Officer shall  attend  all  meetings  of the Board of Directors, providing  clarification  as needed.

Powers

Article 22. In addition to such other powers and duties conferred on it by law and these Bylaws, the Board of Directors shall have powers to:

(a)   fix the general direction of the Company’s business;

(b)   define the strategic directions that should guide the preparation of the annual budget and business plan of the Company, to be prepared by the Executive Board;

(c)   approve the Company’s annual operating budget and business plan, and any changes thereto (provided, however, that until such new budget or plan has been approved, the most recently approved budget or plan shall prevail);

(d)  attribute, from the global amount of remuneration fixed by the Shareholders in General Meeting, the monthly remuneration of each of the members of the Company’s management and advisory committees, in the manner provided for in Article 15 of these Bylaws;

(e)   nominate a slate for the election of the Board of Directors;

(f)    elect and remove the Company’s officers and determine their powers and duties, in accordance with the provisions of these Bylaws and ensuring that  such positions  are  always  occupied  by  trained people, familiar  with  the activities of the Company and its controlled companies,  and also able to  implement  its  business plans, long-term goals, and  ensure  the  continuity  of  the Company;

(g)   supervise the officers’ management of the Company, examine at any time the Company’s books and documents, and request information on contracts entered into or about to be entered into by the Company and any other acts;

(h)   determine the general remuneration criteria and the benefit policies (indirect benefits, shares in profits and/or sales) for the senior management and those holding management positions in the Company;

(i)     instruct the votes related to the global remuneration of management to be cast by Company’s representative at the General Meeting of Shareholders of the companies where the Company holds an equity interest, except for the wholly-owned subsidiaries or special purpose companies;

(j)     in accordance with a plan approved by the Shareholders in General Meeting, grant share purchase options to the Company’s officers, directors or employees, or to individuals who rendered services to the Company or to any company under its control, with the exclusion of shareholders’ pre-emptive rights over the grant of such share purchase options or the subscription of the corresponding shares;

(k)   call General Shareholders’ Meetings;

(l)     submit to the Shareholders in General Meeting any proposed amendment to these Bylaws;

(m)   issue its opinion on the Executive Board’s management report and accounts, and authorize the distribution of interim dividends;

(n)   attribute to the Company’s directors and officers their share in the profits shown on the Company’s balance sheets, including interim balance sheets, subject always to the limits and other provisions under the law and these Bylaws;

(o)   authorize any change in the Company’s accounting or report presentation policies, unless such change is required by the generally accepted accounting principles in the jurisdictions in which the Company operates;

(p)   appoint and dismiss the Company’s independent auditors;

(q)   approve the issue of shares or subscription bonuses up to the limit of the Company’s authorized capital, determining the issue price, the manner of subscription and payment and other terms and conditions for the issuance, and determining also if preemptive rights over the shares to be issued shall be granted to shareholders in the case provided for in the Article 6 of these Bylaws;

(r)    approve the issuance of debentures of any species and characteristics and with any guarantees, provided that,  in the case of  debentures convertible into shares, the limit  authorized  for the issuance of common shares,  provided for in  Article 6 hereof, is complied with;

(s)    approve the Company’s acquisition of its own shares, to be held in treasury or for cancellation;

(t)    approve business transactions and contracts of any kind between the Company and its shareholders, directors and/or officers, or between the Company and the direct or indirect controlling shareholders of the Company’s shareholders, except if provided in the annual budget or business plan then in effect;

(u)   authorize, in advance: (i) the execution by the Company of any contract, including, for the purposes of illustration, contracts for the acquisition of assets or interests in other companies; or (ii) the grant, by the Company, of loans, financing or real or personal security in favor of its controlled companies (with the exception of special purpose companies in which the Company holds 90% or more of the total and voting capital) or third parties, provided always, in the cases contemplated in items (i) and (ii) above, that the contracts involve transactions with a term greater than 48 (forty-eight) months (with the exception of contracts with public utilities providers and other contracts which have uniform terms and conditions, which shall not be subject to prior approval by the Board of Directors) or an amount greater than R$15,000,000.00 or 1.5% of the Company’s total consolidated assets (the “Reference Value”);

(v)   authorize the acquisition, alienation, transfer, assignment, encumbrance or other form of disposal, including contribution to the capital of another company, for any reason, of a substantial part of the Company’s non-current assets, non-current assets being understood to be the set of assets on which the Company’s business is based, in amounts greater than the Reference Value (as defined in item (s) above), when such transactions are not provided for in the annual budget;

(w) approve, in advance, any application by the Company for a decree of bankruptcy or judicial or extrajudicial recovery;

(x)   establish the list of three qualified institutions to be submitted to the General Shareholders Meeting for the purposes of Article 9, (b) of these Bylaws, with respect to the preparation of the appraisal report of the Company’s shares for purposes of exiting the Novo Mercado, cancellation of registration as a publicly-held company registration or public tender offer, in the cases provided under these By-laws; and

(y)   issue its opinion in advance, making it public and observing the rules laid out in Article 64 hereof, on the terms of any public tender offer that having as purpose the acquisition of shares of the Company, whether such an offer is made pursuant to law or regulation in force, or in accordance with Article 59 hereof.

SECTION IV.III. - EXECUTIVE BOARD (DIRETORIA)

Article 23. The Executive Board is the corporate body that represents the Company, and is responsible for performing all acts of management related to the Company’s business.

Article 24. The Executive Board is not a collegiate body, but it may meet whenever necessary to deal with operational and strategic matters, at the discretion of the Chief Executive Officer, who shall also chair the meeting.

Sole Paragraph. The quorum for meetings of the Executive Board is a majority of the Company’s officers.

Article 25. In the event of a vacancy on the Executive Board, or incapacity of an officer, the Board of Directors shall elect a new officer or appoint a substitute from among the remaining officers, and in both cases shall fix the term of office and remuneration of the new officer or substitute.

Article 26. The Executive Board is composed of at least two (2) and no more than eight (8) officers, all resident in Brazil, who may but need not be shareholders.  The officers shall be elected by the Board of Directors for a term of three (3) years, re-electing being permitted, and may be removed by it at any time.

Article 27. The officers of the Company shall be appointed as Chief Executive Officer (Diretor Presidente), Chief Financial Officer (Diretor Financeiro), Investor Relations Officer (Diretor de Relações com Investidores), Superintendent Officer of Construction (Diretor Superintendente de Construção), Superintendent Officer of Incorporation (Diretor Superintendente de Incorporação), Institutional Relations Officer (Diretor de Relações Institucionais), and Sales and Marketing Officer (Diretor de Vendas e Marketing) and the remaining officers shall have no specific designation. Accumulation of functions is allowed.

Article 28. The duties of the Chief Executive Officer are:

(j)     to submit for approval by the Board of Directors the annual and/or five-year work plans and budgets, investment plans and new programs to expand the Company and companies controlled by Company, causing the plans, budgets and programs to be carried out on the approved terms;

(k)   to submit to the Board of Directors, after the opinion of the Audit Committee and Fiscal Council, the latter when installed, the management report and financial statements of the Company, being responsible for their content;

(l)     to formulate the Company’s operating strategies and directives based on the general orientation provided by the Board of Directors;

(m) to establish the criteria for executing the resolutions adopted at the General Shareholders’ Meetings and meetings of the Board of Directors, with the participation of the other officers;

(n)   to coordinate and supervise the work of the Executive Board, and to call and chair its meetings;

(o)   to develop, together with the Nominating and Corporate Governance Committee, the succession plans referred to in Article 44, item (d) below;

(p)   attend meetings of the Board of Directors and the General Meeting, as provided in these Bylaws and the applicable law;

(q)   to represent the Company towards shareholders,  investors, customers, media, society  and towards legal, business and government agencies, protecting  the  interests  of the organization as well as its  image;

(r)    to supervise all the Company’s activities, and also other powers conferred upon it by the Board of Directors.

Article 29. In addition to such other functions as may be assigned by the Board of Directors, the Investor Relations Officer is responsible for providing information to investors, the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) and the São Paulo Stock Exchange (BM&FBovespa), and for maintaining the Company’s registration, forms, records and other documents, up to date, in accordance with the regulations issued by the CVM and other regulatory or self-regulating agencies.

Article 30. The duties of the Chief Financial Officer are:

(l)     to be responsible for the Company’s budget control and management, monitoring indicators and analyzing reports to consolidate the budget, aiming to reach budget goals and to provide key managerial information;

(m) to submit to the Board of Directors, after the opinion of the Audit Committee and Fiscal Council, the latter when installed, the management report and financial statements of the Company, being responsible for their content;

(n)   to ensure that the Controller’s department, including the control of management and of costs, provides indicators for decision-making, detecting elements that may influence the Company’s results;

(o)   to ensure the efficiency of payment and receipt operations, as well as of the credit analysis and lending, through the definition of guidelines and policies, aiming to reduce events of default and to ensure Company’s financial health;

(p)   to be responsible for the control of cash flow and investments aiming to maximize the financial result, within risk levels previously established by the Company; (f) to perform investments feasibility studies related to new business, mergers and acquisitions in order to give support for decision-making;

(q)   to ensure the efficient control of the bank loans operations of the customers (bank transfer) in the shortest time possible, and be responsible for paying taxes and procedures supervision;

(r)    to perform investments feasibility studies related to new business, mergers and acquisitions in order to give support for decision-making;

(s)    to ensure the due application of the tax law and assessment of corporate income tax and its ancillary obligations, defining tax rules and proceedings, aiming to exempt the Company from tax risks;

(t)    to ensure proper management of the Company’s financial resources, as well as the relation between assets and liabilities through risk analysis of changes in the cost of liabilities in order to ensure the financial health of the Company;

(u)   to participate in the Executive Board meetings (Article 24), in order to take decisions and define strategies jointly with the other officers, aiming at the Company’s development and success; and

(v)   to represent the Company towards shareholders,  investors, customers, media, corporations, the society and towards legal, corporate and governmental bodies, protecting  the  interests  of the organization as well as its image;

Article 31 - The duties of the Superintendent Officer of Construction are:

(m) ensure proper monitoring of construction, with regard to cost, schedule, quality of works by the Company or by third parties, promoting their implementation as approved in prior planning;

(n)   to provide guidelines and to monitor the budget aiming at the feasibility of new ventures, for subsequent approval of the executive or advisory committees of the Board of Directors, that may be constituted for this purpose;

(o)   ensure proper management of relationships with suppliers of the Company and approve their hiring;

(p)   ensure proper management of the environment and safety of the construction of its works or third parties works;

(q)   ensure proper delivery of the enterprises to customers, assuming responsibility for the delivery of all relevant legal documentation, within the guidelines established by the Company;

(r)    to comprise the accompaniment of short, medium and long term strategies and business plans of all construction areas, aiming to maximize the profitability and the financial results of such unit;

(s)    to define, to areas of the Company responsible for enterprise construction, short, medium and long term guidelines for strategic planning, having them transmitted to the other officers to cause their implementation, aiming to ensure financial and market results defined by the Board of Directors;

(t)    to approve and to ensure the compliance with the Company’s budget, destined to the construction area, monitoring reports periodically, with a view to keep its control, to perform analysis and to propose actions, aiming to reach the goals established for each region;

(u)   to ensure the due management of the Company’s funds regarding the acquisition or disposal of fixed assets required for building, also being responsible for managing the control and maintenance of these assets;

(v)   to ensure the efficient control of the bank loans operations of the customers (bank transfer) in the shortest time possible, and be responsible for paying taxes and obtaining all necessary documentation to support the transfer;

(w) set guidelines for the approval of new partners in the construction area, and be responsible for monitoring the cost, time and quality of services provided by these partners, as well as for the environmental management of the partner and for obtaining all relevant documentation to be presented; and

(x)   to represent the Company before clients, media, the society and legal, corporate and governmental bodies, protecting Company’s interests and watching over its image.

Article 32 - The duties of the Superintendent Officer of Incorporation are:

(o)   to submit the acquisition of land and/or participation in projects to approval, by the executive or advisory committees of the Board of Directors, that may be constituted for this purpose;

(p)   to submit feasibility studies and parameters for launching projects to approval by the executive or advisory committees of the Board of Directors, that may be constituted for this purpose;

(q)   ensure proper observation and enforcement of legislation and environmental requirements in land acquisition, purchase of participation stakes or launching of enterprises;

(r)    to comprise the management of incorporations through the definition and the accompaniment of short, medium and long term strategies and business plans of all unit areas aiming to maximize the Company’s profitability and financial results;

(s)    to define guidelines for new partnerships or corporations to enable new enterprises, observing the policies and strategies previously established by the Company;

(t)    to ensure the proper delivery of enterprises to customers, assuming responsibility for the delivery of all relevant legal documentation, within the guidelines established by the Company;

(u)   to define, to areas of the Company responsible for enterprises incorporation, short, medium and long term guidelines for strategic planning, having them transmitted to the other officers to cause their implementation, aiming to ensure financial and market results defined by the Board of Directors;

(v)   to approve and to ensure the compliance with the Company’s budget, monitoring reports periodically, with a view to keep its control, to perform analysis and to propose actions, aiming to reach the goals established for each region;

(w) to place the Company in the market through the development and maintenance of its image and products in order to keep its visibility before current and potential clients;

(x)   to accompany the development of new products as well as to monitor national and foreign markets, specially competing companies, aiming to keep Company’s competitiveness;

(y)   to monitor and guide the real estate legal advice, and be responsible for producing and obtaining all licenses, certificates and other documentation required according to the location of the product, in order to facilitate the release and incorporation, always within the time stipulated in advance;

(z)   monitor the actions and results of marketing and sales together with the Sales and Marketing Officer, monitoring performance indicators, actions of communication and of institutional and products marketing as well as identifying new business opportunities;

(aa)                         to define, along with the Sales and Marketing Officer, pricing, terms of sales and trade agreements, ensuring the implementation of trade policy of the Company, aiming for profit maximization, and achievement of sales targets, taking responsibility for the approval of sales that are not at odds with the prices and conditions established for each unit; and

(bb)                      to represent the Company before clients, press, the society and legal, corporate and governmental bodies, protecting Company’s interests and watching over its image.

Article 33 - The duties of the Institutional Relations Officer are:

(h)   to keep contact with all public agencies and professional associations, giving support to land regularization proceedings;

(i)     to give support to the search of new incorporation partners;

(j)     to support the search for new contacts for construction by third parties to be executed by the Company;

(k)   to be responsible for the Company’s policy and strategy on public and governmental relations, including relations with authorities, governmental agencies, press, institutions and the community;

(l)     to monitor and guide the real estate legal advice, and be responsible for producing and obtaining all licenses, certificates and other documentation required according to the location of the product, in order to facilitate the release and incorporation, always within the time stipulated in advance;

(m) to coordinate events, to promote and participate in communitarian programs and to perform duties in order to contribute to the Company’s image; and

(n)   to represent the Company towards customers, media, the society and legal, business and government bodies, protecting the interests of the organization and watching over its image.

Article 34. The duties of the Sales and Marketing Officer are:

(p)   to plan, develop and coordinate sales activities, aiming at the Company's growth in the market and the fulfillment of plans and sales goals established for products and brands in the various distribution channels;

(q)   to coordinate its own and outsourced sales team to maintain the best possible distribution of goods throughout the country and aiming to achieve sales targets;

(r)    to define, along with the Superintendent Officer of Incorporation, prices, terms of sales and trade agreements, taking responsibility for ensuring the implementation of trade policy of the Company, to maximize profits and meet sales goals;

(s)    to monitor the process of sales of the remaining units through control of third parties in order to decrease the amount of remaining units, therefore focusing on new releases;

(t)    to ensure the relationship and negotiations with customers through its own channels, outsourced (real estate brokers) and/or special channels, involving visits, frequent contact and availability of budgets, to ensure customer satisfaction on the products and services offered;

(u)   to analyze the market relatively to its segment and the Company’s potential for sales of products and services for the domestic market, aiming to plan and propose marketing goals;

(v)   to monitor and analyze the actions of competitors, embracing technical, strategic and price aspects, aiming to ensure the Company’s position in the market in the short, medium and long term;

(w) to monitor the actions and results of sales and marketing by monitoring the performance indicators, actions, communication actions and institutional marketing and products, as well as identifying new business opportunities;

(x)   to develop communication strategies, advertising and sales of new releases, of the remaining units and of the Company’s brand, aiming to its use in the most efficient manner;

(y)   to ensure the brand positioning of the Company with its respective target audience, within the guidelines established by the Company;

(z)   to manage the correct application of the brand in the various materials used by the Company in order to standardize it and ensure its correct exposure, aiming to increase consumer awareness;

(aa)                       to define the guidelines for the customer relationship area and the correct monitoring of the results of such area;

(bb)                      to  ensure the proper relationship of the areas of the Company with customers, taking responsibility for the fulfillment, by each of them, of the corresponding service level agreements;

(cc)                       to ensure proper delivery of enterprises to customers, assuming responsibility for the delivery of all relevant legal documentation, within the guidelines established by the Company; and

(dd)                     to represent the Company towards customers, media, the society and legal, business and government bodies, protecting the interests of the organization and watching over its image.

Article 35. The other officers without specific designation shall have the functions attributed to them by the Board of Directors.

Article 36. The Company shall be represented, and shall only be considered to be validly bound, by the act or signature of:

a)      any two officers;

b)      any officer acting jointly with an attorney-in-fact with specific powers; or

c)      two attorneys-in-fact with specific powers.

§1. The Company shall be represented in accordance with the immediately preceding provisions of this Article 36 in the incorporation of, or acquisition of interests in, special purpose companies (SPCs) and/or consortiums which have as their corporate purpose the planning, promotion, development, income generation and sale of real estate projects.

§2. The Company may be represented by a single officer, without the formalities provided for in this Article 36, for the purposes of receiving service of process or notice and giving testimony on behalf of the Company.

§3. Powers of attorney shall always be granted or revoked by any two officers, who shall establish the powers of the attorney-in-fact. Except in the case of powers of attorney granted to represent the Company in legal proceedings, powers of attorney shall not have a term of more than two (2) years.

SECTION IV.IV. - ADVISORY COMMITTEES

Article 37. The  Board of Directors shall have, as  advisory bodies, an  Audit  Committee, a  Compensation Committee and  a  Nominating  and  Corporate Governance Committee, which shall, within  their  competence, provide  subsidies  to the decisions  of the Board of Directors and,  if  the latter so determine, assist  the  Executive Board in  implementing  internal policies approved by the Board  of  Directors.

Sole Paragraph. The Board of Directors may determine the creation of other advisory committees, defining its composition and specific powers.

Article 38. The Advisory Committees shall meet regularly, deciding by a simple majority of its members.

§1. The meetings of the Advisory Committees may be held jointly amongst committees, or with the Board of Directors, should it be deemed necessary given the nature of matter.

§2. Each Advisory Committee will have, among its members, a chairman who will manage the tasks of the Committee, organizing the agenda of its meetings, overseeing the drafting of the correspondent minutes, informing the Board of Directors about the Committee's work and acting along with the Executive Board in the necessary assistance to the implementation of internal policies within the scope of its duties.

§3. Resolutions and statements of each Advisory Committee shall be drawn up in books to be open and kept by the Company at its headquarters.

§4. In performing their duties, the Advisory Committees shall have full access to the information they need and shall have the appropriate administrative structure and resources to hire independent advise, at its discretion and under conditions, including those of remuneration, that may be hired directly by the members of the Advisory Committees.

§5. Whenever necessary, the members of the Executive Board or of the Board of Directors can be invited to participate in the meetings of the Advisory Committees.

Audit Committee

Article 39. The Audit Committee is composed of at least 3 (three) members, all of whom shall be Independent Members.

§1. In any case, members of the Audit Committee shall meet the requirements set forth in §2 of Article 18 hereof, as well as the other requirements of independence and experience in matters relating to accounting, auditing, finance, taxation and internal controls required by the Securities and Exchange Commission (SEC) and the NYSE, and at least one of the members shall have vast experience in accounting and financial management.

§2. The members of the Audit Committee shall be appointed by the Nominating and Corporate Governance Committee and elected by the Board of Directors for a term of two years, with reelection being allowed.

Article 40. It is incumbent on the Audit Committee, amongst other functions that may be assigned to it by Board of Directors or that are required by SEC and NYSE rules, always reporting to the Board of Directors in the exercise of its functions, to:

(s)    recommend the independent auditors to the preparation or publication of audit opinion or other services related to audit, review and certification, approving their remuneration and scope of contracted services;

(t)    supervise the work of independent auditors;

(u)   review and approve the scope(s) of the annual(s) audit plan(s) of independent auditors;

(v)   evaluate the qualifications, performance and independence of auditors;

(w) establish guidelines for the hiring, by the Company, of employees or former employees of a company that has provided audit services to the Company;

(x)   at least once a year, evaluate performance, responsibilities, budget and staffing of the internal audit function of the Company, as well as reviewing the internal audit plan (including reviewing the responsibilities, budget and staff of internal audit function of the Company together with its independent auditors);

(y)   review and discuss with Company management and independent auditors, in separate or joint meetings, the annual audited financial statements;

(z)   review, together with management, the Company’s general policies on disclosure of results as well as on guidance on the financial information and earnings provided to analysts and credit risk rating agencies, including, in each case, the type of information to be disclosed and the type of presentation to be made, with special attention to usage of financial information not provided for in generally accepted accounting principles;

(aa)                       review, periodically, together with the Company's management and independent auditors, in separate or joint meetings: (i) any reviews or other written communications prepared by management and/or by independent auditors, containing relevant questions on the disclosure of financial information or understandings adopted in the preparation of financial statements; (ii) the critical accounting policies and practices of the Company; (iii) transactions with related parties, as well as the operations and structures not reflected in financial statements; (iv) any relevant issues regarding accounting principles and presentation of financial statements, including any significant changes in the choice or application of accounting principles by the Company, and (v) the effect of initiatives or acts, applicable to the Company, by authorities of an administrative nature or in charge of accounting rules;

(bb)                      review, together with the Chief Executive Officer and the Chief Financial Officer, the Company’s procedures and controls of disclosure, as well as internal controls related to the financial reports, including the statement of any significant deficiencies and relevant flaws in the design or operation of internal controls related to the financial reports, which are reasonably likely to affect the Company's ability to record, process, summarize and report financial information, as well as any fraud involving members of management or other employees who have significant role in the internal control related to the financial reports;

(cc)                       consider and discuss with the independent auditors any audit problems or difficulties, as well as management's response to those, such as: (i) restrictions to the scope of independent auditors activities, or to the access to required information; (ii) accounting adjustments that were not subject to reservation notice or proposal by the auditor, but that have been analyzed for its relevance or other reason; (iii) communications between the audit team and the auditing firm’s national office in respect to auditing or accounting issues raised by contracting, and (iv) any opinion to the management or letter on internal controls issued by the auditor, or intended to be issued by the auditor;

(dd)                     settle any disagreements between management and any independent auditors, in relation to the Company's financial reports;

(ee)                         review the Company’s policies and practices for purpose of risk assessment and risk management, including through discussion with management of the major financial risks to which the Company is exposed, and the measures implemented to monitor and control such exposures;

(ff) assist the Board in carrying out oversight functions of the Executive Board;

(gg)                      review the Company's Code of Ethics and Conduct, as well as the procedures adopted for monitoring the conformity with it, including procedures for receiving, preserving and treating complaints received by the Company regarding accounting matters, auditing or internal accounting controls as well as procedures for submission, by employees of the Company, on an anonymous and confidential basis, of issues of concern regarding questionable accounting or auditing matters;

(hh)                      review annually the conformity with applicable law and Code of Ethics and Conduct, including through a review of any reports prepared by lawyers representing the Company, addressing the relevant law violation or breach of fiduciary duty;

(ii)   analyze possible conflicts of interest involving members of the Board of Directors, as well as provide opinion on whether any such Directors should vote in any matter that may give rise to conflict of interests or not, and

(jj)   analyze any complaints regarding accounting, auditing and internal accounting controls matters received in accordance with the procedures above.

Compensation Committee

Article 41. The Compensation Committee is composed of at least 3 (three) members, all of whom shall be Independent Members.

§1. At least one of the members shall have previous experience with management of human resources, and with the development of functions related to the establishment of compensation policies, corporate goals and with personnel recruitment and retention.

§2. The Compensation Committee members shall be appointed by the Nominating and Corporate Governance Committee and elected by the Board of Directors for a term of two years, with reelection being allowed.

Article 42. It is incumbent upon the Compensation Committee, amongst other functions that may be assigned to it by Board of Directors, to:

i)       propose to the Board of Directors, and annually review, the parameters and guidelines and the consequent policy of compensation and other benefits to be granted to the Company's officers, members of the Advisory Committees and other advisory bodies of the Board of Directors, as well as to senior employees of the Company and its controlled companies.

j)       annually propose to the Board of Directors the compensation of the Company's officers, to be submitted to the General Meeting;

k)     propose to the Board of Directors the orientation of votes to be cast as provided in Article 22, item (i);

l)       recommend, to the approval of the Board of Directors, the allocation of the overall compensation amount determined by the General Meeting, the monthly fees of each member of management, the Advisory Committees and other advisory bodies;

m)   review and recommend, to the approval of the Board of Directors, in regard to each officer of the Company, its: (i) annual salary level; (ii) annual compensation incentive and long term compensation incentive; (iii) conditions  applicable for its hiring, resignation and change of position; and (iv) any other type of compensation, indemnification and benefits;

n)     recommend, to the approval of the Board of Directors, the prior approval of implementation, change in conditions or granting made in accordance with the long-term compensation incentive plan of the officers and employees, including the granting of stock options to officers and employees or persons providing services to the Company and to companies controlled by the Company;

o)      recommend, to the approval of the Board of Directors, the allocation, to the Company's officers, of their profit-sharing compensation, as based in the earnings stated in the  balance sheets drafted by the Company, including interim balance sheets, respecting the limitations and provisions provided by law and in these By-laws; and

p)     review, and submit to the Board of Directors, the goals and aims related to the officers and senior employees compensation plan, monitoring its implementation and performing the evaluation of performance of such officers and senior employees in the face of such goals and aims.

Nominating and Corporate Governance Committee

Article 43. The Nominating and Corporate Governance Committee is composed of at least 3 (three) members, all of whom shall be Independent Members.

Sole Paragraph. The Nominating and Corporate Governance Committee members shall be elected by the Board of Directors for a term of two years, with reelection being allowed.

Article 44. It is incumbent upon the Nominating and Corporate Governance Committee, amongst other functions that may be assigned to it by Board of Directors, to:

j)       identify suitable persons to become members of the Board of Directors and of the Executive Board, and recommend such candidates to the Board of Directors, subject to the laws, regulations and these By-laws, regarding the requirements and impediments to elect directors and officers;

k)     identify suitable people for other senior executive offices of the Company and companies controlled by the Company, indicating them to the Board of Directors;

l)       recommend the nomination of members to the other Advisory Committees and any other committee established by the Board of Directors;

m)   develop, together with the Chief Executive Officer, succession plans to ensure that positions in the management are always occupied by trained and suitable people, familiar with the activities of the Company and of its controlled companies, and people able to implement their business plans, long-term goals and ensure continuity of the Company;

n)     develop, review, and recommend to the Board of Directors, the wording of the Manual for Disclosure and Use of Information and of the Policy on Trading of Securities Issued by the Company, as well as other internal policies on corporate governance that come to be necessary;

o)     periodically review the responsibilities of all Advisory Committees and other committees established by the Board of Directors, and recommend any proposal for changes thereto to the Board of Directors,

p)     continuously monitor and ensure compliance with the Company’s guidelines and principles of corporate governance, proposing improvements and changes;

q)     prepare an annual report on the performance of its functions, evaluating the performance of members of the Board of Directors and the Executive Board, the compliance with the Company’s corporate governance guidelines and other matters that the Nominating and Corporate Governance Committee considers appropriate, as well as giving recommendations as to the number of members, composition and functioning of the Company’s bodies; and

r)       propose actions related to sustainability and corporate social responsibility, as well as to develop strategies that maintain or add value to the Company's institutional image.

CHAPTER V

FISCAL COUNCIL (CONSELHO FISCAL)

Article 45. The Fiscal Council shall not be permanent, being installed at the request of shareholders and shall have the powers, duties and responsibilities established by law. The Fiscal Council shall cease functioning at the first General Shareholders’ Meeting following its formation, and its members may be re-elected.

Article 46. The Fiscal Council is composed of at least three (3) and up to five (5) effective members, with an equal number of alternates, all elected by the Shareholders in General Meeting.

§1. The remuneration of the members of the Fiscal Council shall be fixed at the General Shareholders’ Meeting at which they are elected.

§2. The investiture of the members of the Fiscal Council members is conditional upon their execution of the Statement of Consent from Fiscal Council Members (Termo de Anuência dos Membros do Conselho Fiscal) provided for under the Novo Mercado Listing Rules.

Article 47. The Fiscal Council shall meet whenever necessary, at the call of any of its members, and its resolutions shall be recorded in minutes.

CHAPTER VI

FISCAL YEAR, BALANCE SHEET AND RESULTS

Article 48. The fiscal year shall begin on January 1st and end on December 31st of each year. At the end of each fiscal year and each calendar quarter, the financial statements provided for by law shall be prepared.

Article 49. The Company, by resolution of the Board of Directors, may draw up half-yearly, quarterly or monthly balance sheets, and declare dividends on account of the profits shown on such balance sheets. The Company, by resolution of the Board of Directors, may also declare interim dividends on account of accumulated profits or profit reserves shown on the last annual or half-yearly balance sheet.

§1. The Company may pay interest on its own capital, to be credited to annual or interim dividends.

§2. The dividends and interest on its own capital distributed under the terms of this Article 49 shall be attributed to the mandatory dividend.

Article 50. Prior to any distribution, any accumulated losses and provision for income tax shall be deducted from the profits for the year.

§1. From the amount calculated in accordance with this Article, the profit shares of the members of the Company’s management shall be calculated, subject to the legal maximum, to be distributed according to the rules established by the Board of Directors.

§2. After the deduction referred to in the preceding paragraph, the following allocations shall be made from the net profits for the year:

a)      5% (five percent) to the legal reserve, until the legal reserve is equal to 20% (twenty percent) of the paid-up capital or attains the limit established in Article 193, §1 of Law 6404/76;

b)      from the remaining net profits for the year, after the deduction referred to in item (a) of this Article 50 and the adjustment provided for in Article 202 of Law 6404/76, 25% (twenty-five percent) shall be allocated to payment of the mandatory dividend to all shareholders; and

c)      an amount not greater than 71.25% (seventy-one and twenty-five one-hundredths percent) of the net profits shall be allocated to the creation of an Investment Reserve, for the purpose of financing the expansion of Company’s and of its controlled companies’ business, through subscribing for capital increases, creating new projects or participating in consortiums or other types of association, among other means of achieving the Company’s corporate purpose.

§3. The reserve established in item (c) of §2 of this Article 50 may not exceed 80% (eighty percent) of the Company’s capital. Should the reserve reach such limit, the Shareholders in General Meeting decide on the allocation of the excess, either distributing it to the shareholders or using it to increase the capital of the Company.

§4. After the distribution provided for in the previous paragraphs, the Shareholders in General Meeting shall determine the allocation of the remaining balance of the net profits for the year, after hearing the Board of Directors and subject to applicable law.

CHAPTER VII

CONTROL AND ABSENCE OF CONTROL

Article 51. Any disposal of control of the Company, in either a single transaction or a series of transactions, shall be contracted subject to a condition, either precedent or subsequent, under which the acquirer of control undertakes to make a public tender offer for the shares of the remaining shareholders in accordance with applicable law and the Novo Mercado Listing Rules and on terms that ensure equal treatment with the disposing shareholder.

Article 52. The public tender offer referred to in Article 51 shall also be made:

a)      in the event of an assignment for value of rights to subscribe for shares or other securities or rights convertible into shares, which assignment results in a Disposal of Control of the Company; and

b)      in the event of a disposal of control of a company that holds Control of the Company, in which case the Disposing Controlling Shareholder shall be obligated to declare to BM&FBovespa the value attributed to the Company in the disposal and to submit documentation to prove the declared value.

Article 53. Any person which holds shares in the Company and subsequently acquires Control by reason of a private purchase and sale agreement made with the Controlling Shareholder involving any number of shares is required to:

a)      make the public tender offer referred to in Article 51;

b)      compensate shareholders which have purchased shares on the stock exchange in the six (6) months preceding the Disposal of Control, by paying the difference between the price paid to the Disposing Controlling Shareholder and the price paid on the stock exchange for shares in the Company during the said six-month period, duly adjusted for inflation, and for that means duly observing the procedures stated in the Novo Mercado Listing Rules; and

c)      take such action as may be necessary to restore the free float of the Company’s shares to at least 25% (twenty-five percent) of the total outstanding shares in the Company, within the six (6) months following the acquisition of Control.

Article 54. The Company shall not record (i) any transfer of shares to the Purchaser of Control, or to any other person(s) which acquire Control until such time as they have executed the Statement of Consent from Controlling Shareholders (Termo de Anuência dos Controladores); or (ii) any Shareholders’ Agreement that provides for the exercise of Control unless the signatories to the agreement have executed the Statement of Consent from Controlling Shareholders.

Article 55. In case there is no Controlling Shareholder:

a)      whenever the Shareholders in General Meeting approve cancellation of the Company’s registration as a publicly-held company, the public tender offer shall be made by the Company itself, provided, however, that the Company may acquire shares held by shareholders which voted in favor of cancellation of the Company’s registration at the General Meeting at which the cancellation was approved only after it has acquired the shares held by the shareholders which did not vote in favor of cancellation and which accept the public tender offer; and

b)      whenever the Shareholders in General Meeting approve the Company’s exit from the Novo Mercado, due to listing of the Company’s shares for trading off the Novo Mercado or to a corporate reorganization after which the resulting company’s securities are not admitted for trading on the Novo Mercado, the public tender offer shall be made by those to which such duty has been attributed by decision of said General Meeting, who shall be present in the General Meeting and therein expressly assume the obligation to make the tender offer.

Article 56. In the event of cancellation of the Company’s registration as a publicly-held company or its exit from the Novo Mercado, due to listing of the Company’s shares for trading off the Novo Mercado or to a corporate reorganization in which the resulting company’s securities are not admitted for trading on the Novo Mercado within the term of one hundred and twenty (120) days counted from the General Meeting which approves the reorganization, the public tender offer to be made by the Controlling Shareholder, or the Company, or by the shareholders referred to in Article 55, item (b), as applicable, shall have a minimum offer price which is equal to the economic value determined in the appraisal report referred to in Article 9, item (b) and in accordance with the Novo Mercado Listing Rules.

Article 57. In case the Company has no Controlling Shareholder and BM&FBovespa determines that the price of securities issued by the Company shall be quoted separately, or that trading in securities issued by the Company on the Novo Mercado shall be suspended by reason of non-compliance with obligations under the Novo Mercado Listing Rules, the Chairman of the Board of Directors shall call, within the two (2) days following the determination (counting only the days on which the newspapers habitually used by the Company are issued), an Extraordinary General Shareholders’ Meeting to replace the entire Board of Directors.

§1. In the event the Extraordinary General Shareholders’ Meeting referred to in this Article 57 is not called by the Chairman of the Board of Directors within the two-day time period, the meeting may be called by any shareholder of the Company.

§2. The new Board of Directors elected at the Extraordinary General Shareholders’ Meeting referred to in the preceding provisions of this Article 57 shall cure the non-compliance with the obligations under the Novo Mercado Listing Rules in the shortest period of time possible or within the new time period granted by BM&FBovespa for this purpose, whichever is shorter.

Article 58. In case the Company has no Controlling Shareholder, where the Company exits the Novo Mercado by reason of non-compliance with obligations in the Novo Mercado Listing Rules resulting from:

a)      a resolution adopted at a General Meeting of Shareholders, the public tender offer shall be made by the shareholders which voted in favor of the resolution that resulted in non-compliance; and

b)      an act or event of management, a General Meeting shall be called to decide on the manner of solving the non-compliance and on the possible exit of the Company from Novo Mercado. The provisions of Article 55, item (b), must be observed in case the General Meeting decides that the Company shall exit the Novo Mercado.

CHAPTER VIII

PUBLIC TENDER OFFER FOR PURCHASE OF SHARES IN CASE OF OBTAINING A RELEVANT EQUITY STAKE

Article 59. Any shareholder or Group of Shareholders (“Acquiring Shareholder”) who comes to obtain: (a) a direct or indirect equity stake equal to or higher than 30% of the total shares issued by the Company; or (b) title to any other partners’ or equity rights, including by way of usufruct, that enables it to have voting rights pertaining to shares issued by the Company and which represent 30% or more of its corporate capital, shall (i) give immediate notice, by means of a statement to the Investors Relations Officer, in accordance with CVM Instruction No. 358/02, of such acquisition; and (ii) make a public tender offer for acquisition of the shares held by the remaining shareholders of the Company.

§1. The Acquiring Shareholder shall, within the final deadline of 45 days counted from the date of the statement mentioned in Article 59 above, promote the publication of a tender offer announcement for the acquisition of the totality of the shares issued by the Company and held by the other shareholders, in accordance with the provisions of Law No. 6,404/76, the regulations enacted by CVM and stock exchanges in which the securities issued by the Company are traded, and with the rules established in these By-laws.

§2. The Acquiring Shareholder shall comply with any requests or demands by the CVM within the terms established under the applicable regulation.

§3. The price to be offered for the shares issued by the Company subject to the tender offer (“Offer Price”) shall be equivalent, at least, to the economic value, determined in accordance with an appraisal report made pursuant to the provisions of Article 9, item (c), and of Article 10.

§4. The tender offer must necessarily comply with the following principles and procedures, together with others, whether applicable, and as expressly established in Article 4 of CVM Instruction No. 361/02 or any other regulation that comes to replace it:

(a) it shall be directed equally to all shareholders of the Company;

(b) it shall be effected by an auction to be held on BM&FBovespa;

(c) it shall be performed in a manner as to assure equal treatment to all recipients, allowing them to obtain adequate information about the Company and the offeror and providing them with the elements required for taking an informed and independent decision in regard of tendering their shares;

(d) it shall be immutable and irrevocable after the publication of the tender offer announcement, in accordance with CVM Instruction No. 361/02, except for what provided in Article 63, §2;

(e) it shall be launched at the price determined in accordance with the provisions of this Article 62 and settled in cash, in national currency; and

(f) it shall be instructed with the appraisal report of the Company referred to in §3 above.

Article 60. The shareholders with title to at least 10% of the shares issued by the Company, excluding from such total the shares held by the Acquiring Shareholder, may request to the management of the Company that a Special General Meeting is called to decide on the performance of a new appraisal of the Company for means of reviewing the Offer Price, so that a report is drafted also in accordance with the appraisal report referred to in Article 59, §4, item (f), and pursuant to the procedures provided under Article 4-A of Law No. 6,404/76 and subject to the provisions of the applicable regulations enacted by CVM and of this Chapter.

§1. In the Special General Meeting referred to in Article 60, all shareholders, except for the Acquiring Shareholder, shall be entitled to vote.

§2. In case the Special General Meeting referred to in this Article 60 decides that a new appraisal shall be performed and such new report comes to establish a value higher than that initially applied to the tender offer, the Acquiring Shareholder may withdraw the public tender offer, and in this case it shall comply, if applicable, with the procedure set forth in Article 28 of CVM Instruction No. 361/02, or any other rule that comes to replace it, and also dispose of the excess shares within a term of 3 months counted from the date of said Special General Meeting.

Article 61. The requirement to make a mandatory tender offer under Article 59 does not exclude the possibility of another shareholder of the Company or, if the case, of the Company itself to make another offer, whether competing or isolated, and in accordance with applicable regulations.

Article 62. The obligations applicable under Article 254-A of Law No. 6,404/76 and under Article 51 do not exclude the need for the Acquiring Shareholder to comply with the obligations applicable under this Chapter.

Article 63. The requirement to make a mandatory tender offer under Article 59 shall not be applicable in the following cases:

(a) when a Controlling Shareholder, who held more than fifty percent (50%) of the Company’s capital immediately prior to the obtaining of the 30% equity stake by the Acquiring Shareholder, remains in the Company;

(b) if the 30% equity stake is obtained by the Acquiring Shareholder as a result of purchases made under another public tender offer for the acquisition of shares, made in accordance with the Novo Mercado Listing Rules or with the applicable law, and which had as purpose the acquisition of all the shares issued by the Company, provided that such tender offer shall have been effected for a price at least equal to the Offer Price;

(c) if the 30% equity stake is obtained by the Acquiring Shareholder (i) involuntarily, as a result of any cancellation of shares in treasury, share redemption or capital reduction of the Company with cancellation of shares; or (ii) by a subscription of shares made under a primary offer and in reason of the fact that such amount was not fully subscribed by the ones entitled to preemptive rights or of the fact that there was not a sufficient number of interested parties for the public distribution; or (iii) as a result of a merger, consolidation or share exchange merger (incorporação de ações) involving the Company; and

(d) in the case of a Disposal of Control of the Company, in which case the rules provided under Chapter VII of these By-laws shall be observed.

Article 64. If any announcement of a public tender offer for acquisition of all shares issued by the Company is published, whether made in accordance with this Chapter VII or in accordance with the applicable law and regulations, and whether settled in cash or by an exchange of securities issued by a publicly-held company, the Board of Directors shall meet within 10 days to assess the terms and conditions of the offer as made, and complying with the following principles:

(a) the Board of Directors may hire specialized external advisors, meeting the requirements of Article 10, §2, with the purpose of providing advice in the analysis of the convenience and opportunity of the offer, in consideration of the general interest of the shareholders and of the economic industry of the Company and its controlled companies, and of the liquidity of the securities offered, if the case;

(b) the Board of Directors shall make public, with the corresponding justification thereto, to the shareholders, its opinion on the convenience and opportunity of public tender offer under analysis; and

(c) the public tender offer shall be immutable and irrevocable, but it may conditioned by the offeror, in case of a voluntary offer, upon the minimum acceptance of shareholders that hold at least 2/3 of the Company’s shares, excluding those in treasury.

Article 65. In case the Acquiring Shareholder does not comply with the obligations required under this Chapter, including in regard of compliance with the deadlines (i) for making the statement referred to in Article 59; (ii) for making or requesting registration of the public tender offer; or (iii) for complying with any requests or demands by the CVM, then the Board of Directors of the Company shall call an Extraordinary General Meeting, in which the Acquiring Shareholder shall not be entitled to vote, to decide on the suspension of exercise of the Acquiring Shareholder rights, in accordance with Article 120 of Law No. 6,404/76.

CHAPTER IX

LIQUIDATION

Article 66. The Company shall be dissolved and enter into liquidation in the cases provided for by law, and the Shareholders in General Meeting shall establish the manner of liquidation and install the Fiscal Council, which shall function during the period of liquidation.  The Board of Directors shall appoint the liquidator or liquidators and establish their powers and remuneration.

CHAPTER X

ARBITRATION

Article 67. The Company and its shareholders, officers, directors and members of the Fiscal Council are obligated to resolve by arbitration any and all dispute or controversy which may arise between or among them arising out of or connection with, in particular,  the application, validity, effectiveness, interpretation or violation (and the effects thereof) of the provisions of Law 6404/76, these Bylaws, rules and regulations issued by the National Monetary Council, the Central Bank of Brazil, the Securities Commission – CVM or the Securities and Exchange Commission, and any laws, rules or regulations applicable to the operation of the securities market in general, in addition to the provisions of the Novo Mercado Listing Rules, the Novo Mercado Participation Agreement and the Arbitration Rules of the Market Arbitration Chamber.

CHAPTER XI

GENERAL PROVISIONS

Article 68. The Company shall comply with Shareholders’ Agreements registered in accordance with Article 118 of Law 6404/76.  The Company’s management shall refrain from recording the transfer of shares made contrary to such Shareholders’ Agreements and the Chairman of General Shareholders’ Meetings and Board of Directors meetings shall not count votes cast in violation of such Shareholders’ Agreements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 10, 2011

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer